FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Earnings Release dated August 8, 2012 for 1st Quarter of Fiscal Year 2013 – April, May and June of 2012
2.	Cosan Limited consolidated financial statements Cosan Limited as of June 30, 2012

Item 1

Strategic diversification ensures

resilience of 1Q13 results

São Paulo, August 8, 2012 – COSAN LIMITED (NYSE: CZZ; BM&FBovespa: CZLQ11) and COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBovespa: CSAN3) announce today their results for the first quarter of fiscal year 2013 (1Q13), ended June 30, 2012. The results are consolidated in accordance with the accounting practices adopted in Brazil (IFRS).

Investors Relations
Marcelo Martins CFO & IRO Guilherme Machado IR Manager Phillipe Casale IR Analyst ri@cosan.com.br www.cosan.com.br/ir	1Q13 Highlights

	o Net Revenue up 18.1% to R$6.1 billion

	o Raízen Combustíveis' EBITDA margin reaches R$68.9/m3

	o Raízen Energia reports EBITDA margin of 25.6%

	o Rumo’s EBITDA margin expands to 40.8%

	Summary of Financial Information – Cosan Consolidated
	Amounts in R$ MM	1Q1 3	1Q12	Chg. %
	Net Revenue	6,125.6	5,188.0	18.1%
	Gross Profit	474.4	588.0	-19.3%
Fiscal Year Definitions: 1Q13 – quarter ended June 30, 2012 1Q12 -quarter ended June 30, 2011 FY13 – fiscal year begun April 1, 2012 and ending March 31, 2013 FY12 - fiscal year begun April 1, 2012 and ended March 31, 2012	Gross Margin (%)	7.7%	11.3%	-3.6 p.p.
	Operating Profit	167.5	3,513.9	-95.2%
	EBITDA	426.7	3,817.5	-88.8%
	EBITDA Margin (%)	7.0%	73.6%	-66.6 p.p.
	Gross Effects of Raízen's Formation	-	3,315.1	n/a
	Adjusted EBITDA¹	426.7	502.4	-15.1%
	Adjusted EBITDA Margin (%)	7.0%	9.7%	-2.7 p.p.
	Net Income (Loss) before Minority Shareholders	(7.6)	2,302.4	n/a
	Net Income (Loss)	(17.1)	2,299.3	n/a
	Net Effects of Raízen's Formation	-	2,131.8	n/a
	Adjust ed Net Income (Loss)¹	(17.1)	167.5	n/a
	Net Adjusted Margin (%)	-0.3%	3.2%	-3.5 p.p.

	CAPEX²	441.7	756.3	-41.6%
	Net Debt	3,951.2	2,741.0	44.2%
	Shareholders’ Equity and Minority Shareholders	9,371.4	8,980.4	4.4%
	Note 1: Net od the effects of Raízen´s formation. Note 2: Net of the acquisition of interest in other companies and of cash received from disinvestment.

1 of 36

Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

A.	Business Units

In our earnings release, we dedicate a specific section for each business unit with key production data and analysis of the results, from Net Revenue to EBITDA.

Due to the association of Cosan Alimentos with Camil Alimentos S.A. announced on May 28th, 2012, this business unit will no longer be reported in our earnings release. After the effective conclusion of the sale of the Cosan Alimentos assets, we will recognize only the 11.72% investment in Camil. Particularly for the 1Q13 release, Cosan Alimentos will be treated as a discontinued operation and only its net income will be shown in the financial statements of this release.

Our business units are as follows:

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

Below, we present the results by business unit for the first quarter of fiscal year 2013 for all Cosan Group business units, as mentioned above. All information reflects 100% of our business units’ financial performance, regardless of Cosan’s stake in them.

Results by Business Unit				1Q13
Amounts in R$ MM	Raízen Combustíveis	Raízen Energia	Rumo	Other Business	Elimination 50% Raízen	Adjustments and Eliminations	Cosan Consolidated
Net Revenue	10,285.8	1,264.1	104.9	317.4	(5,775.0)	(71.6)	6,125.6
Cost of Goods Sold	(9,738.9)	(1,094.2)	(70.3)	(236.0)	5,416.5	71.6	(5,651.2)
Gross Profit	546.9	169.9	34.6	81.4	(358.4)	-	474.4
Gross Margin (%)	5.3%	13.4%	33.0%	25.6%	-	-	7.7%
Selling Expenses	(242.1)	(88.1)	-	(47.3)	165.1	-	(212.4)
General & Administrative Expenses	(89.6)	(110.5)	(12.1)	(45.5)	100.0	-	(157.7)
Other Operating Revenues (Expenses)	40.7	3.3	4.9	36.3	(22.0)	-	63.1
Depreciation and Amortization	111.5	348.8	15.4	13.7	(230.1)	-	259.2
EBITDA	367.4	323.5	42.8	38.4	(345.4)	-	426.7
EBITDA Margin (%)	3.6%	25.6%	40.8%	12.1%	-	-	7.0%
EBITDA Margin (R$/m³)	68.9	-	-	-	-	-	-

Cosan Consolidated financial information considers 50% of both Raízen Energia and Raízen Combustíveis as well as 100% of Rumo and Other Business segments results. Adjustments and eliminations reflects transactions among segments.

3 of 36

Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

B.1 Raízen Combustíveis

Below you will find the results of Raízen Combustíveis, the business unit that distributes and trades fuels through a network of franchised Shell and Esso gas stations, in addition to supplying fuels to industrial clients and distributing aviation fuel.

Like in previous quarters, Raízen Combustíveis' results are reported on pro-forma and accounting basis to allow for comparability between periods.

The major differences between both bases are as follows:

o	Book
o	1Q13 – three months (April, May and June of 2012) of operations of Raízen Combustíveis
o
1Q12 – two months (April and May of 2011) of operations of the fuels business (formerly CCL, excluding the Lubricants business) managed by Cosan and one month (June of 2011) of operations of Raízen Combustíveis

o	Pro Forma
o	1Q12 – three months (April, May and June of 2011) of operations of Raízen Combustíveis (combined carve-out of Esso and Shell assets)

The analysis that follows compares the results of 1Q13 (book) with 1Q12 (pro forma) and represents all of Raízen Combustíveis’ operations.

Net Revenue

Book	Pro Forma		Net Revenue	Book	Book
1Q13	1Q12	Chg. %	Amounts in R$ MM	1Q13	1Q12	Chg. %
10,285.8	9,725.5	5.8%	Net Revenue	10,285.8	5,129.8	100.5%
10,285.8	9,703.7	6.0%	Fuel Sales	10,285.8	5,107.9	101.4%
540.4	552.3	-2.2%	Ethanol	540.4	332.5	62.5%
4,258.9	4,186.4	1.7%	Gasoline	4,258.9	2,237.7	90.3%
4,083.8	3,818.4	7.0%	Diesel	4,083.8	2,139.6	90.9%
1,259.7	1,007.0	25.1%	Aviation	1,259.7	326.5	285.9%
143.0	139.6	2.4%	Others	143.0	71.6	99.5%
-	21.9	-	Other services	-	21.9	-

Net revenue of Raízen Combustíveis in 1Q13 totaled R$10.3 billion, up 5.8% over the same period of the previous year when the reported net revenue was R$9.7 billion.

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

In 1Q13, the volume of fuels sold reached 5.3 billion liters, up 4.8% over 1Q12, chiefly due to the 6.2% and 5.1% increases in sales of gasoline and diesel, respectively.

The increased net revenue due to the growth in gasoline sales is the result of the 1Q13 sales mix that was unfavorable to ethanol as price parity between gasoline and ethanol was above 70% throughout the period in most Brazilian states.

Diesel sales were up due to investments in new businesses and specific markets. Among investments were the progressive availability of Shell Evolux (Diesel S-50), which performed above expectations and is already available in approximately 50% of Shell service stations located along highways.

In addition, aviation fuel sales rose 25.1% between the quarters, explained by the approximately 5% growth of the aviation market and the capture of volumes from visiting clients in the commercial segment through the 53 airports where Raízen Combustíveis is present.

Net revenue was also impacted by the 1.2% increase in average product prices in 1Q13 from R$1,906/m3 in 1Q12 to R$1,928/m3 in 1Q13.

Fuels
Volume (million liters) and Average Unit Price (R$/cbm)
______________________________________________________________________

Inventories
__________________________________________________

Fuels Inventories
	1Q13	1Q12
000' cbm	431.2	513.6
R$'MM	765.7	829.5
R$/cbm	1,776.0	1,615.0

5 of 36

Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

As seen in recent quarters, 1Q13 inventories fell 16.0% compared to 1Q12 due to operational synergies between the Esso and Shell networks, causing the necessary inventory to be smaller for the current structure of Raízen Combustíveis. Thus, when measured in days of sales, inventories were approximately 7.1 days in 1Q13, compared to 8.5 days in 1Q12.

Cost of Goods Sold

Book	Pro Forma		COGS	Book	Book
1Q13	1Q12	Chg. %	Amounts in R$ MM	1Q13	1Q12	Chg. %
(9,738.9)	(9,252.2)	5.3%	Fuel Sales	(9,738.9)	(4,940.9)	97.1%
Average unitary cost (R$/cbm)
1,825	1,818	0.4%	Fuel Sales	1,825	1,828	-0.2%

The cost of goods sold in 1Q13 was up 5.3% totaling R$9.7 billion due to the increased sales volume of products with higher unit costs like gasoline and diesel. The average unit cost in the quarter was R$1.825/m3, up 0.4% over 1Q12. On the other hand, the percentage of cost of goods sold over net revenue fell 0.4 p.p.

Gross Profit

Book	Pro Forma		Gross Profit	Book	Book
1Q13	1Q12	Chg. %	Amounts in R$ MM	1Q13	1Q12	Chg. %
546.9	473.3	15.5%	Gross Profit	546.9	188.9	189.6%
5.3%	4.9%	0.4 p.p	Gross Margin (%)	5.3%	3.7%	1.6 p.p
102.5	93.0	10.2%	Gross margin (R$/cbm)	102.5	69.9	46.7%

Raízen Combustíveis’ gross income was up 15.5% from R$473.3 million in 1Q12 to R$546.9 million in 1Q13. Gross margin was also up, reaching 5.3%, expanding 0.4 p.p. over the 1Q12 margin. Gross margin when measured in reais per cbm was R$102.5/cbm, up 10.2% over the R$93.0/cbm in 1Q12.

Selling, General & Administrative Expenses

Book	Pro Forma		Selling, General and Administrative Expenses	Book	Book
1Q13	1Q12	Chg. %	Amounts in R$ MM	1Q13	1Q12	Chg. %
(242.1)	(260.1)	-6.9%	Selling Expenses	(242.1)	(138.9)	74.2%
(89.6)	(61.0)	46.8%	General and Administrative Expenses	(89.6)	(28.8)	210.8%

In 1Q13, Raízen Combustíveis’ selling expenses totaled R$242.1 million, down 6.9% over 1Q12, reflecting the capture of synergies with the integration of the service station network and unification of logistics operations.

General and administrative expenses were up 46.8% year-on-year to R$89.6 million as a result of the current corporate structure of Raízen Combustíveis, in addition to the collective pay raise of approximately 7% applied in January of 2013.

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

Other operating revenues from merchandise fees, convenience store royalties, revenue from leases, fees for the sale of Shell lubricants at Raízen Combustíveis service stations and revenues from asset sales reached R$40.7 million in 1Q13.

EBITDA

Book	Pro Forma		EBITDA	Book	Book
1Q13	1Q12	Chg. %	Amounts in R$ MM	1Q13	1Q12	Chg. %
367.4	309.5	18.7%	EBITDA	367.4	154.3	138.1%
3.6%	3.2%	0.4 p.p	EBITDA Margin (%)	3.6%	3.0%	0.6 p.p
68.9	60.8	13.2%	EBITDA Margin (R$/cbm)	68.9	57.1	20.6%

Raízen Combustíveis’ EBITDA expanded 18.7% from R$309.5 million in 1Q12 to R$367.4 million in 1Q13. EBITDA margin was at 3.6% in the quarter and in relation to the sales volume, R$68.9/m3, up 13.2% over the 1Q12 margin.

The sustainable growth of the EBITDA margin can be attributed to the competitive advantages of Raízen Combustíveis, including (i) better product portfolio, including the V-Power and Evolux lines; (ii) better geographic footprint of the reseller service station network; and (iii) use of the Shell brand.

CAPEX

Book	Pro Forma		CAPEX	Book	Book
1Q13	1Q12	Chg. %	Amounts in R$ MM	1Q13	1Q12	Chg. %
160.5	45.3	254.5%	CAPEX	160.5	37.7	325.7%

Raízen Combustíveis’ CAPEX in 1Q13 was R$160.5 million, allocated to capture and renewal of contracts with resellers, maintenance of the network of reseller stations and investments in health, safety and the environment (HSE), as well as expenditures with logistics, distribution and trading.

In addition, the rebranding of the Esso and Shell stations has been ramped up and approximately 60% of the 1,700 service stations have been converted. The convenience store network grew 23% from 550 to 677 Select units in 1Q12 and 1Q13, respectively.

7 of 36

Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

B.2 Raízen Energia

The following are the results for Raízen Energia, whose core business is the production and sales of a variety of products derived from sugarcane, including raw sugar (Very High Polarization - VHP), anhydrous and hydrous ethanol, as well as activities related to energy cogeneration from sugarcane bagasse.

Production Figures
In 1Q13, Raízen Energia operated 24 sugar, ethanol and energy cogeneration mills, with a crushing capacity of 65 million tonnes of sugarcane per crop year.

Operational Figures
	1Q13	1Q12	Chg. %
Crushed sugarcane	11,064	18,385	-39.8%
Own (‘000 tonnes)	6,456	10,015	-35.5%

Suppliers (‘000 tonnes)	4,608	8,370	-44.9%
Sugarcane TRS (kg/tonne)	119.8	124.5	-3.8%
Mechanization (%)	90.3%	84.0%	7.5%
Production
Sugar	643	1,183	-45.6%
Raw Sugar (‘000 tonnes)	396	720	-45.0%
White Sugar (‘000 tonnes)	247	463	-46.7%
Ethanol	350	629	-44.4%
Anhydrous Ethanol (‘000 m³)	131	201	-34.8%
Hydrous Ethanol (‘000 m³)	219	428	-48.8%

According to data from UNICA – Sugarcane Industries Union, the 2012/2013 crop as of the close of June, 2012 showed an average 27.8% delay over the same period of the previous crop-year, crushing 128.3 million tonnes of sugarcane. The main driver of this delay was rains concentrated in the first half of June that made the harvest difficult throughout Brazil's South-Central (CS) region. Despite the delay, the rain will be beneficial for sugarcane growth by the end of the crop-year, reducing the risk of a crop failure for 2012/2013 as compared to 2011/2012, essentially causing a probably longer harvest period and a shift in results throughout the industry.

The 1Q13 crushing volume was 11.1 million tonnes, down 39.8% over the same period of the previous year, with 58.4% being proprietary sugarcane. Crushing fell chiefly due to the postponement of the start of the 2012/2013 crop to the first half of May, 2012 due to the need for increased concentration of Total Recoverable Sugars (TRS) in the sugarcane fields.

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

In 1Q13, 90.3% of proprietary sugarcane was harvested mechanically and the TRS of the sugarcane reached 119.8 kg/tonne, down 3.8% as compared to 1Q12 when the TRS was 124.5 kg/tonne.

The average age of the plantation is currently 3.4 years due to the high renewal in the inter harvest season for the past 3 years. Raízen Energia’s production mix in 1Q13 was more concentrated in sugar, which accounted for approximately 57% of sugarcane in the period.

Net Revenue

Net Revenue
Amounts in R$ MM	1Q13	1Q12	Chg. %
Net Revenue	1,264.1	1,637.3	-22.8%
Sugar Sales	626.0	873.9	-28.4%
Domestic Market	206.8	343.5	-39.8%
Foreign Market	419.1	530.4	-21.0%
Ethanol Sales	383.9	643.8	-40.4%
Domestic Market	185.1	583.4	-68.3%
Foreign Market	198.8	60.4	229.3%
Energy Cogeneration	71.0	69.7	1.9%
Other Products and Services	183.2	49.9	267.2%

In 1Q13, Raízen Energia had net revenue of R$1.3 billion, down 22.8% over the R$1.6 billion in 1Q12. The postponement of the start of the 2012/2013 crop explained above and, as a result, the reduced volumes of sugar and ethanol sold in this quarter were the main drivers of this decline in net revenue.

Sugar Sales

Net revenue from sugar sales in 1Q13 was 28.4% lower than in 1Q12, totaling R$626.0 million and accounting for 49.5% of Raízen Energia's total net revenue. The average price for sugar was R$1,043.2/tonne in 1Q13, up 10.0% over the 1Q12 average price of R$948.6/tonne.

The R$247.9 million reduction in revenue from sugar sales can be attributed to the 34.9% decline in sales between the quarters.

In 1Q13 the sugar sales mix continued to be concentrated in exports as prices on the foreign market were more attractive than on the domestic market.

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

Sugar
Volume (‘000 tonnes) and Average Unit Price (R$/tonne)
________________________________________________________

Sugar Inventories
________________________________________________________

Sugar Inventories
	1Q13	1Q12
´000 tonne	193.9	418.0
R$'MM	180.0	295.8
R$/tonne	928.1	707.5

Ethanol Sales

Net revenue from ethanol sales in 1Q13 reached R$383.9 million, down 40.4% over 1Q12’s R$643.8 million. The average price increased at 2.3% from R$1,321.4/m3 in 1Q12 to R$1,351.8/m3 in 1Q13.

As with sugar sales, the R$259.9 million decline in revenue from ethanol sales is basically due to the 41.7% fall in ethanol sales between the quarters.

Ethanol
Volume (million liters) and Average Unit Price (R$/m3)
_______________________________________________________________

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

Ethanol Inventories
_______________________________________________

Ethanol Inventories

	1Q13	1Q12
´000 cbm	193.0	288.8
R$'MM	318.7	307.2
R$/cbm	1,651.2	1,063.5

Energy Cogeneration

Net revenue from energy sales was R$71.0 million, representing an increase of 1.9% over 1Q12’s R$69.7 million.  Volume sold reached 424.4 thousand MWh at an average price of R$167.4/MWh.

Despite the delayed start of the 2012/2013 crop, the volume of energy sold remained stable year-on-year due to the addition of 38 MW and 16 MW of capacity at the Ipaussu and Zanin units, respectively.

Of Raízen Energia’s 24 mills, 11 sell energy from cogeneration.

Electric Energy
Volume (‘000 MWh) and Average Unit Price (R$/MWh)
__________________________________________________

Other Products and Services

In 1Q13, Raízen Energia recorded revenue from other products and services of R$183.2 million relative to the sale of steam, molasses and raw materials to service providers in the agricultural industry.

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

Cost of Goods Sold

COGS per Product
Amounts in R$ MM	1Q13	1Q12	Chg. %
Cost of Goods Sold	(1,094.2)	(1,285.0)	-14.9%
Sugar	(497.0)	(679.5)	-26.9%
Ethanol	(369.3)	(523.1)	-29.4%
Energy Cogeneration	(44.8)	(29.9)	50.0%
Other	(183.0)	(52.5)	248.6%
Average Unitary Costs
Cash cost of sugar (R$/tonne)	(546.9)	(547.0)	-0.0%
Cash cost of ethanol (R$/’000 liters)	(873.9)	(779.5)	12.1%

The table above shows Raízen Energia’s cost of goods sold broken down by products groups as well as the average unit cash costs (excluding depreciation and amortization) for sugar and ethanol.

The 30.8% reduction in production volumes of both sugar and ethanol (sugar equivalent) was responsible for the 14.9% fall in Raízen Energia’s cost of goods sold in 1Q13, which totaled R$1.1 billion, as compared to R$1.3 billion in 1Q12.
In the period, the TSR/kg cost saw an increase of 1.4% from R$0.4952 in 1Q12 to R$0.5020 in 1Q13. In addition, due to rains in the first half of June, TSR/kg fell to 119.8 kg/tonne in 1Q13 from 124.5 kg/tonne in 1Q12.

The productivity of the sugarcane fields was affected by the drought in the harvest off-season and the TCH (tonnes of cane per hectare) fell 1.7% from 79.7 in 1Q12 to 78.4 in 1Q13.

Gross Profit

Gross Profit and Gross Margin per Product
Amounts in R$ MM	1Q13	1Q12	Chg. %
Gross Profit	169.9	352.3	-51.8%
Sugar	129.0	194.4	-33.7%
Sugar Gross Margin (%)	20.6%	22.2%	-1.6 p.p.
Sugar (Cash) Gross Margin (R$/tonne)	47.6%	42.3%	5.2 p.p
Ethanol	14.5	120.7	-87.9%
Ethanol Gross Margin (%)	3.8%	18.7%	-79.8%
Ethanol (Cash) Gross Margin (R$/’000)	35.4%	41.0%	-5.7 p.p.
Energy Cogeneration	26.2	39.8	-34.2%
Other	0.2	(2.6)	-107.1%

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

Raízen Energia’s gross income reached R$169.9 million in 1Q13, down 51.8% over the same quarter of the previous year.

Income from ethanol sales declined R$106.2 million in the period and was the main driver of the reduction in net income. Sales to the domestic market fell 65.4% while the average price fell 8.3% between the quarters.

Gross cash margins for sugar and ethanol showed varied behavior due to the average prices in 1Q13 for each of these products.

Selling, General & Administrative Expenses

Selling, General & Administrative Expenses
Amounts in R$ MM	1Q13	1Q12	Chg. %
Selling Expenses	(88.1)	(142.0)	-37.9%
General and Administrative Expenses	(110.5)	(116.5)	-5.1%

In 1Q13, Raízen Energia’s selling expenses totaled R$88.1 million, down 37.9% over the R$142.0 million in 1Q12. This reduction is basically due to the reduced sales of sugar on the foreign market of approximately 39%, as well as reduced ethanol sales both on the domestic and foreign markets of approximately 42%.

It should be noted that part of the selling expenses in 1Q12 included freight and commissions that are no longer reflected in 1Q13 due to the transfer of the sugar trading activities in the domestic retail market from Raízen Energia to Cosan Alimentos.
General and administrative expenses totaled R$110.5 million in 1Q13, down 5.1% over the same quarter of the previous year, reflecting the current structure of Raízen Energia.

EBITDA

EBITDA
Amounts in R$ MM	1Q13	1Q12	Chg. %
EBITDA	323.5	411.3	-21.4%
EBITDA Margin (%)	25.6%	25.1%	0.5 p.p

In 1Q13, Raízen Energia’s EBITDA fell 21.4% from R$411.3 million in 1Q12 to R$323.5 million. However, EBITDA margin grew from 25.1% in 1Q12 to 25.6% in 1Q13.

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

Hedge

Volume positions and fixed sugar prices agreed with traders or through derivative financial instruments as of June 30, 2012, and foreign exchange derivatives contracted by Raízen Energia to hedge future cash flows, are as follows:

Summary of Hedge Operations at June 30, 2012	2012 / 2013	2013 / 2014
Sugar
NY11
Volume (‘000 tonnes)	2,108.9	399.6
Average Price (¢US$/lb)	22.88	21.6
London #5
Volume (‘000 tonnes)	-	-
Average Price (US$/lb)	-	-
Exchange rate

US$
Volume (US$ million)	1,108.6	197.8
Average Price (R$/US$)	1.9240	2.1765

Volume to be sold / Hedged (‘000 tonnes)	2,833.1	2,833.1
% Sale Protected Sugar / Fixed	74.4%	14.1%

Impacts of Hedge Accounting

Raízen Energia has been using cash flow hedge accounting for certain derivative financial instruments in order to hedge against the price risk for sugar and against the foreign exchange risk for revenues from sugar exports.

The table below shows the expected transfer of gain/loss balances from shareholders’ equity as of June 30, 2012 to the net operating income of Raízen Energia4 in future years, broken down by coverage period for the following hedging instruments:

			Expiration Period - (R$MM)
Derivative	Market	Risk	2012/13	2013/14	Total
Futures	OTC/NYBOT	NY#11	161.2	21.8	183.0
(=) Hedge Accounting impact			161.2	21.8	183.0
(-) Deferred Income Tax			(54.8)	(7.4)	(62.2)
(=) Asset Valuation Adjustment			106.4	14.4	120.8

Note 4: The table above shows 100% of the hedge accounting gains/losses reclassified to shareholders’ equity. As Cosan proportionately consolidates Raízen Energia, these effects will impact only 50% of the consolidated results.

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

CAPEX

CAPEX
Amounts in RS MM	1Q13	1Q12	Chg. %
Total Capex	606.3	655.3	-7.5%
Operating Capex	541.6	427.2	26.8%
Biological Assets	320.9	264.8	21.2%
Inter-harvest Maintenance	115.2	114.4	0.7%
SSMA and Sustaining	11.8	4.1	187.8%
Mechanization	74.0	43.9	68.6%
Industrial	19.7	-	n/a
Expasion Capex	64.7	228.1	-71.6%
Cogeneration Projects	40.7	136.7	-70.2%
Expasion	17.8	55.5	-67.9%
Others	6.2	35.9	-82.7%

Raízen Energia reported CAPEX of R$606.3 million in 1Q13, down 7.5% over the R$655.3 million reported in 1Q12.

In the first quarter of the 2012/2013 crop year, investments in biological assets reached R$320.9 million and reaffirmed Raízen Energia’s strategy of renewing its sugarcane fields, as well as expanding planted areas. Expenses with inter harvest maintenance were stable year-on-year while investments in health, safety and the environment (HSE) totaled R$11.8 million.

On the cogeneration front, Ipaussu project had been concluded and Univalem project initiated its final phase, totaling R$40.7 million.

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

B.3 Rumo Logística

Below you will find the results of Rumo, Cosan’s logistics business responsible for providing integrated logistics services, including transportation, storage and port elevation of sugar and other agricultural commodities.

Net Revenue

Net Revenue
Amounts in R$ MM	1Q13	1Q12	Chg. %
Net Revenue	104.9	141.0	-25.6%
Transportation	77.7	96.1	-19.2%
Loading	24.7	41.8	-40.8%
Others	2.5	3.1	-19.0%

Rumo posted net revenue of R$104.9 million in 1Q13, down 25.6% over the same period of the previous year when net revenue was R$141.0 million. This reduction is primarily due to the reduced transportation and elevation volumes in 1Q13 as a result in the delayed 2012/2013 sugarcane harvest in South-Central Brazil.

In 1Q13, revenue from transportation reached 74.1% of Rumo’s total revenue at R$77.7 million for sugar transportation both by the company itself and in the partnership with América Latina Logística - ALL.

Elevation volume in 1Q13 totaled 1,512 thousand tonnes, down 31.8% over 1Q12, primarily due to the delayed 2012/2013 crop. Soybeans and soybean meal represented a volume of 282 thousand tonnes in the quarter, representing 19% of the total elevation volume in 1Q13.

As opposed to the reduced volume of transportation and elevation, the average price (net revenue over total elevation) increased 7.8% from R$64/tonne in 1Q12 to R$69/tonne in 1Q13.

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

Average Revenue per Tonne5
Volume (‘000 tonnes) and Average Unit Price (R$/tonne)
___________________________________________________________________

Note 5: Total net revenue divided by elevation volume

Cost of Services

Costs of Services
Amounts in R$ MM	1Q13	1Q12	Chg. %
Cost of Services Provided	(70.3)	(94.1)	-25.3%

Rumo’s cost of services provided in 1Q13 was R$70.3 million, down 25.3% over the same period of the previous year, when cost of services provided was R$94.1 million. In line with the decline in net revenue in the period, the reduction in Rumo’s cost of services provided is explained by the approximately 20% fall in total sugar transported by the company, chiefly affected by climate conditions at the start of the 2012/2013 crop.

Rumo’s cost of services provided includes railway and highway freight, port elevation, transshipment and storage costs in upstate São Paulo and at the Port of Santos.

Gross Income

Gross Profit and Gross Margin
Amounts in R$ MM	1Q13	1Q12	Chg. %
Gross (Loss) Profit	34.6	46.8	-26.1%
Gross Margin (%)	33.0%	33.2%	-0.2 p.p.

In 1Q13, Rumo posted gross income of R$34.6 million, down 26.1% over 1Q12’s R$46.8 million. Gross margins held practically stable, showing that sugar production volume was responsible for the lower result in the quarter.

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

General and Administrative Expenses

General & Administrative Expenses
Amounts in R$ MM	1Q13	1Q12	Chg. %
General & Administrative Expenses	(12.1)	(9.0)	34.6%

In 1Q13, general and administrative expenses reached R$12.1 million, up 18.3% over 1Q12. The increase in these expenses is due to Rumo's expanded staff, as well as the collective pay raise.

EBITDA

EBITDA
Amounts in R$ MM	1Q13	1Q12	Chg. %
EBITDA	42.8	54.3	-21.1%
EBITDA Margin (%)	40.8%	38.5%	2.3 p.p

In 1Q13, Rumo’s EBITDA totaled R$42.8 million, down 21.1% over the R$54.3 million in 1Q12.  However, EBITDA margin was up 2.3 p.p. over 1Q12 as a result of the efficiency of Rumo’s operations.

Investments

CAPEX
Amounts in R$ MM	1Q13	1Q12	Chg. %
CAPEX	47.5	108.3	-56.1%

Rumo’s CAPEX in 1Q13 totaled R$47.5 million, down 56.1% over the same period of the previous year. The decline in CAPEX is due to government agencies' delay in granting licenses for expansion and duplication of permanent ways. The main investment lines were (i) R$18.7 million in permanent ways; (ii) R$14.3 million in dry ports in upstate São Paulo and modernization of warehouses at the Port of Santos; and (iii) R$13.1 million in improvements to operating assets.

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

B.4 Other Businesses

Below we report the results for our Other Businesses, which consist of manufacturing and distribution activities for the Mobil brand and distribution of Base Oils, investments in rural properties and other investments, in addition to the corporate structures of Cosan Group's business units, except for Raízen.

Net Revenue

Net Revenue
Amounts in R$ MM	1Q13	1Q12	Chg. %
Net Revenue	317.4	241.1	31.6%
Lubricant Sales	265.7	230.1	15.5%
Other Products and Services	51.6	11.0	369.3%

Net revenue from lubricant sales in 1Q13 reached R$265.7 million, growing 15.5% over 1Q12's R$230.1 million. This rise reflects the growth in the average price in 1Q13 and start of distribution operations in Bolivia, Uruguay and Paraguay.

Mobil lubricants increased their market share in Brazil, now second in sales volume as of 1Q13 according to Sindicom.

Base oil sales, which began in June of 2011, reached approximately 19 million liters in 1Q13. As compared to 1Q12, the average unit price of lubricants and base oils fell 11.5% to R$4,712/m3 due to the entrance of base oils in the sales mix. Revenue from other products and services reached R$51.6 million and consist of land leased by Cosan to Raízen Energia, as well as revenues from the sale of base oil.

Lubricants and Base Oils
Volume (million liters) and Average Unit Price (R$/’000 liters)
___________________________________________________________________

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

Selling, General &Administrative Expenses

Selling, General & Administrative
Amounts in R$ MM	1Q13	1Q12	Chg. %
Selling Expenses	(47.3)	(54.7)	-13.5%
General and Administrative Expenses	(45.5)	(18.8)	141.6%

In 1Q13, selling expenses fell 13.5% over the same period of the previous year due to the decrease in marketing campaigns and promotions for lubricants in the quarter.

General and administrative expenses totaled R$45.5 million, up 141.6% over 1Q12 as a result of expenditures with Cosan's corporate structure, which were previously proportionately allocated to the sugar, ethanol and cogeneration segment, currently Raízen Energy, and since 1Q12 have been reported under this segment. In addition, expenses were impacted by the collective pay raise of approximately 7% in the Lubrificantes e Especialidades business.

Other operating revenues related to the result from sale of assets, including some airport infrastructure according rule of Administrative Council for Economic Defense (CADE), as well as contingencies provisions (judicial demands) reached R$36.3 million in 1Q13.

EBITDA

EBITDA
Amounts in R$ MM	1Q13	1Q12	Chg. %
EBITDA	38.4	3,342.1	n/a
Gross Effects of Raízen's Formation	-	(3,315.1)	n/a
Adjusted EBITDA	38.4	27.0	42.4%
Adjusted EBITDA margin (%)	12.1%	11.2%	0.9 p.p

Other Businesses posted EBITDA of R$38.4 million, up 42.4% over the EBTIDA reported in 1Q12, adjusted for the effects of the constitution of Raízen.

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

C. Other Items in the Consolidated Result

Financial Result

Financial Results
Amounts in R$ MM	1Q13	1Q12	Chg. %
Gross Debt Charges	(114.3)	(103.1)	10.8%
Income from Financial Investments	25.8	38.7	-33.3%
(=) Subtotal: Gross Debt Interests	(88.5)	(64.5)	37.2%
Exchange Rate Variation	(198.5)	58.8	n/a
Gains (losses) with Derivatives	(10.0)	29.3	n/a
Others	(17.2)	(12.3)	39.8%
(=) Financial, net	(314.1)	11.3	n/a

In 1Q13, financial expenses were R$314.1 million, compared to revenue of R$11.3 million in 1Q12, mainly as a result of negative foreign exchange variation in the quarter in the amount of R$198.5 million, compared to a positive variation of R$58.8 million in 1Q12.

Charges on gross debt totaled R$114.3 million in 1Q13, up 10.8% over 1Q12 due to the increased debt balance, with gross debt at R$5.4 billion in 1Q13 compared to R$4.0 billion in the same period of the previous year.

Gains on marketable securities closed the quarter with capital gains in the amount of R$25.8 million, down 33.3% over 1Q12, chiefly due to the reduced average domestic interest rate - CDI from 2.78% in 1Q12 to 2.08% in 1Q13, partially offset by the increased average cash and cash equivalents balance.

Foreign exchange variation brought a negative result due to the Brazilian real's depreciation against the U.S. dollar of approximately 10% in 1Q13 from R$1.8221/US$ as at March 31, 2012 to R$2.0213/US$ as at June 30, 2012, whereas in 1Q12 the real appreciated against the dollar by approximately 4% from R$1.6287/US$ as at March 31, 2011 to R$1.5611/US$ as at June 30, 2011.

The derivatives line includes gains and losses with derivatives, except for those instruments used for hedge accounting purposes or the ineffective portion of such instruments.

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

Income Tax and Social Contribution

Income Tax and Social Contribution
Amounts in RS MM	1Q13	1Q12	Chg. %
Income (Loss) Before Income Tax	(139.0)	3,527.1	n/a
Total of Deferred and Current Income Tax and Social Contribution	131.4	(1,224.6)	n/a
Effective Rate (%)	94.5%	0.3	172.2%
Deferred Income Tax Expenses	164.6	(1,197.8)	n/a
Current Income Tax Expenses	(33.2)	(26.9)	23.7%
Effective Rate - Current (%)	-23.9%	0.8%	n/a

Revenue with income tax and social contribution (“IT/SC”) represented 94.5% of our losses before tax, as compared to an effective rate of 34.7% and a nominal rate of 34% in 1Q12. The main reason for the IT/SC revenue in this quarter varying so significantly from the nominal rate is due to non-taxable revenues from foreign exchange on some investments abroad, as well as the positive foreign exchange variation on receivables from Shell, which are not taxable as they are a future capital increase.

In 1Q13, we had a current IT/SC expense of 23.9%, compared to 0.8% in 1Q12. This IT/SC expense was incurred even despite the pre-tax loss as the foreign exchange variation losses and gains/losses with derivatives are, for the most part, taxed according to the cash basis and not the accrual basis, in addition to foreign exchange variation on investments abroad, which are not considered in the tax base.

Net Income

In 1Q13, the Company had a net loss of R$17.1 million, compared to net income of R$2,229.3 million in 1Q12, which was impacted by the one-off result of the constitution of Raízen. Excluding this effect, net income in 1Q12 would have been R$167.5 million.

The main driver for the variation between the adjusted net income of R$167.5 million 1Q12 to the net loss of R$17.1 million in this quarter is due to the effect of foreign exchange variation, which in 1Q12 was positive R$58.8 million and this quarter was negative R$198.5 million.

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

D. Indebtedness

At the end of 1Q13, Cosan's consolidated gross debt reached R$5.4 billion, up 14.1% over the final balance of 4Q12, at R$4.7 billion. The segregated debt of Raízen, of which 50% is consolidated by Cosan, is presented below, together with the remaining debt of the Cosan Group.

Raízen

The combined gross debt of Raízen totaled R$6.3 billion at the close of 1Q13, up 13.0% over the balance in 4Q12.

Throughout the quarter, in addition to the R$391.3 effect of foreign exchange and interest, we amortized principle and interest in the amount of R$382.5 million and raised R$608.8 million through the following credit facilities:

(i)	R$469.9 million in foreign exchange contract advances and credit notes;
(ii)	R$111.9 million referring to BNDES funding and other debts for energy cogeneration and sugarcane harvest mechanization projects, among others.

It is important to mention that Raízen has a receivable from its shareholder Shell, in the approximate amount of US$500 million, maturing in April of 2013, with US$400 million settled at the beginning of August of 2012, which resulted in an increase in liquidity and reduction of overall leverage. This receivable from Shell is also proportionately consolidated (50%) by Cosan, but it is not recorded as cash. For this reason, and for a better understanding of Cosan's leverage capacity, we report the pro forma net debt, which takes into account the cash and cash equivalents and 50% of the Shell receivable for the purpose of calculating the net debt.

Cosan and Subsidiaries

Gross debt in 1Q13 totaled R$2.2 billion, up 15.7% over 4Q12, chiefly due to the new funding for acquisition of the foreign subsidiary Common Oil, as announced to the market on July 3, 2012.

The cash balance totaled R$1.4 billion at the end of the quarter, as compared to R$1.6 billion in 4Q12, brining pro forma net debt to R$3.5 billion, up 33.6% quarter-on-quarter and equal to 1.7x LTM EBITDA.

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

Debt by type
Amounts in R$ MM	1Q13	4Q12	% ST	Chg. %
BNDES	1,608.3	1,525.5	12%	5.4%
Exports Prepayment	1,069.2	1,014.9	19%	5.3%
Capital de Giro	919.7	830.8	99%	10.7%
Senior Notes 2017	831.9	737.2	3%	12.9%
Senior Notes 2014	732.7	645.3	3%	13.5%
Credit Notes	423.2	105.8	100%	300.1%
Advances on Exchange Contracts	304.9	276.7	100%	10.2%
Finem	212.0	222.3	20%	-4.6%
Finame	187.5	203.7	36%	-8.0%
Rural Credit	41.6	40.9	100%	1.6%
PROINFA	25.9	27.2	15%	-5.0%
Expenses with Placement of Debt	(17.7)	(18.9)	n/a	-6.3%
Total Raízen6	6,339.0	5,611.5	-	13.0%
Raízen Consolidated (50%)	3,169.5	2,805.7	-	13.0%
Perpetual Bonds	1,031.2	930.1	1%	10.9%
Finame	649.4	632.8	11%	2.6%
Credit Notes	349.1	341.2	0%	2.3%
Abroad Loan	171.2	-	-	n/a
Expenses with Debt Placement	(12.1)	(12.1)	30%	0.1%
Total Cosan	2,188.8	1,892.1	-	15.7%
Total Consolidated	5,358.4	4,697.8	-	14.1%
Cash and Cash Equivalents	1,407.2	1,616.2	-	-12.9%
Net Debt	3,951.2	3,081.6	-	28.2%
Capital Subscription to be Paid from Shell to Raízen (50%)	489.9	489.9	-	-
Adjusted Net Debt	3,461.3	2,591.7	-	33.6%

Note 6: Excluding PESA debt.

Cosan Consolidated Debt
_________________________________________________________________________________

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

E. Market Overview

Fuels

According to data from ANFAVEA, during the quarter more than 744 thousand flex fuel cars were sold, 4.2% more than the amount sold in the same period last year.

According to SINDICOM, 11.3 billion liters of diesel were sold in the quarter, 5.6% more than in the last quarter. On the other hand, ethanol saw its sales volume decline by 7.1%, to a level of 1.3 billion liters. In the same months, the sales volume of "C" gasoline was 7.2 billion liters, up 1.4%, showing the continued migration of consumers from ethanol to gasoline as a function of the price dynamics.

Sugar and Ethanol

The 2012/2013 crop in South-Central Brazil began late as most producers left the sugarcane in the field for a longer period so that it could gain mass, considering that the region suffered a serious crop failure in the previous year. However, the industry did not plan for the heavy rains in the region in May and June, which kept most mills from beginning operations.

According to data from UNICA, until the end of June, 2012, the Center-South (CS) region had crushed 128.31 million tonnes of sugarcane, 27.8% less than for the same period in the previous harvest year. The rains experienced throughout the sugarcane producing region at the beginning of June severely hindered operationalization of the harvest. With these unfavorable climate conditions, the disparity between this year’s and last year’s crushing should persist at least until the end of July. May and June saw rainfalls 40% and 225% greater than the historic average, respectively. On the other hand, the rains should benefit the development of the sugarcane to be harvested at the end of the crop-year, reducing the risk that the Brazilian crop will repeat the weak performance of the previous crop. The product mix was more focused on ethanol, with 53.8% of sugarcane allocated to this product. In the period, production totaled 6.6 million tonnes of sugar and 4.8 billion liters of ethanol, reductions of 28.8% and 31.8%, respectively, compared with the 1T12 crop.

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

Sugar

Source: ESALQ, Bloomberg, Cosan

The behavior of sugar prices on the domestic market has reflected the increased inventories since the harvest off-season. In April and May of 2012, the late start to crushing, together with the fact that industrial consumers had already contracted their demand, kept domestic prices stable and in line with international prices, which reference the return of exports.

Beginning in June, domestic market prices began to diverge from international prices due to reduced domestic demand causing low turnover, bringing domestic prices down as compared to exports in a scenario of higher sugar prices on international exchanges.

Also due to the late crop, exports from South-Central Brazil began the quarter weakly. Of total exports, raw sugar reached 3.8 million tonnes with only 700 thousand tonnes of white sugar (crystal and refined) exported. China was the main importer of raw sugar at approximately half a million tonnes, followed by Algeria and Morocco. African countries dominated imports of white sugar in the period.

The 2011/12 crop in India ended at the close of May with production of 28.1 million tonnes (raw value), generating available exports in the region of three million tonnes. The next cycle, which begins in September of 2012, is expected to see a significant increase in production due to increased planted area. However, the 2012/13 crop will probably fall due to the reduced agricultural productivity as a result of the late monsoons. By the start of July, the rains were approximately 20% late in Maharashtra and Karnataka, which, together, produce 12.7 million tonnes of sugar.

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

The European Union is expected to see a decline in sugar production, failing to reach the record levels seen last year. In addition, although the planted area may remain practically stable, the climate during the initial sugar beet cultivation stage was cooler and more humid than is desirable, hindering development.

After a record crop in 2011/12 due to excellent climate conditions and expanded planted area, Russia should see a reduction in sugar production. Although the first sugar beet tests indicate excellent crop development, Russia suffered decreased planted areas that should reduce production. This does not, however, indicate a small crop, as the country is expected to produce 4.9 million tonnes of sugar (raw value), again resulting in low import needs should the good conditions for the crop persist.

Thailand was unable to reach the expected mark of 100 million tonnes of sugarcane crushed. The rainy beginning and ending of the crop-year delayed the start of crushing and brought it to an early close. Even with the region’s 97 million tonnes of sugarcane crushed, 10.9 million tonnes of sugar (raw value) were produced with maximized exports.

China consolidated itself as the world’s largest raw sugar importer in the 2011/12 crop.  From April until mid-July, the country imported approximately 1.2 million tonnes of raw sugar from South-Central Brazil, surpassing Russia, Indonesia and Middle Eastern refineries to become the main importer of Brazilian sugar. For the 2012/13 crop, sugar production is expected to increase due to the expanded planted area and prospects for improved agricultural productivity.

The gross sugar price reached an average of ¢US$21.20/lb in 1Q13, 13.5% lower than 4Q12’s high of ¢US$26.50/lb, and 13.2% below the average price of ¢US$24.45/lb of 1Q12. Refined sugar in the international market reached an average price of US$584.19/ton in the period, 8.7% and 12.6% lower than 4Q12 and 1Q12, respectively, with a premium on the white sugar, selling on average for US$116.6/ton, over US$99/ton in 1Q12 and US$129.9/ton in 4Q12.

Based on the data provided by the Central Bank, in 1Q13, real depreciated against the dollar, with an average quote of R$1.96/US$, 10.7% above the average in the previous quarter. In the analyzed period, the exchange rate reached R$2.09/US$, due to, among other factors, the European crisis and Chinese growth prospects as projected by the IMF. At the end of the period, the real was quoted at R$2.02/US$, compared to R$1.82/US$ in March of 2012 and R$1.88/US$ in December of 2011.

On the domestic market, the average price of crystal sugar in 1Q13, ESALQ base was R$55.36 per 50 kg/sack.

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

Ethanol

Source: ESALQ, Bloomberg, Cosan

The second quarter of 2012 was dominated by the political debate regarding regulation and guaranteed ethanol production. The federal government showed its concern in ensuring supply in a scenario of doubt regarding the potential increase in the percentage of anhydrous ethanol in the "C" gasoline blend, which could reduce demand for hydrous ethanol if price parity is not advantageous to consumers. An important regulatory change to become effective in the 2012/13 crop is the need to build anhydrous ethanol inventories to comply with National Petroleum Agency – ANP Resolution no. 67/11, which establishes criteria for distributors and producers.

The period between April and June of 2012 was marked by continued ethanol price stability, particularly in the anhydrous market of South-Central Brazil. Supply and demand is at equilibrium even with late production in 2011.
By the second half of June, total anhydrous ethanol production in South-Central Brazil reached 1.456 billion liters, in addition to 3.365 billion liters of hydrous ethanol. The delay in production in relation to the 2011/12 crop is 42.8% and 25.7%, respectively.

The average price of anhydrous ethanol was R$1,298.8/m3 with no scarcity in the market, justifying the 23.6% and 3.8% declines in prices as compared to 1Q12 and 4Q12, respectively.

The reduced demand for hydrous ethanol is evident as in some states the product offered attractive prices in relation to gasoline. The average price for hydrous ethanol, ESALQ base was R$1,140.4/m3 in 1Q13, 2.2% lower than the same quarter in previous year and 3.6% below 4Q12. According to the National Petroleum Agency (ANP), the average parity of the price of hydrous ethanol relative to the price of gasoline in Brazil was approximately 71% at the end of 1Q13.

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

F. Stock Performance

The common shares issued by Cosan S.A. have been listed on BM&FBovespa since 2005, the year of its IPO on the “Novo Mercado” segment under the ticker symbol CSAN3, and are included in the portfolios of the Ibovespa, IBrX, IBrX-50, IBrA, MLCX, ICO2, INDX, ICON, IVBX-2, IGC, IGCT and ITAG indexes.

The shares issued by Cosan Limited, Cosan S.A.'s parent company, have been listed on NYSE since its IPO in 2007, under the ticker symbol CZZ. The company has also issued share deposit certificates (Brazilian Depositary Receipts - BDR) on the BM&FBovespa under the symbol CZLT11.

The tables and graphs below represent the performance of shares issued by the companies:

1Q13 Summary	CSAN3	CZLT11	CZZ
Stock Type	Common Share	BDR	Class A and B
Listed in	BM&FBovespa	BM&FBovespa	NYSE
Closing Price in 06/29/2012	R$ 30.37	R$ 25.85	USD 12.69
Higher Price	R$ 33.78	R$ 28.00	USD 15.23
Average Price	R$ 30.86	R$ 25.46	USD 12.90
Lower Price	R$ 28.47	R$ 23.45	USD 11.29
Average Daily Traded Volume	R$ 36,7 mm	R$ 2,8 mm	USD 13,3 mm

CSAN3 vs. CZLT11 vs. Ibovespa (Base 100)	CZZ VS. S&P500 (Base 100)

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Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

G. Guidance

This section includes the guidance by variation range of some key parameters in the consolidated results of Cosan for the fiscal year of 2013, which began on April 1, 2012 and will end on March 31, 2013. In addition, other parts of this Financial Letter may contain forecasts. Such forecasts and guidance are simply estimates and indications, and do not provide any guarantee of prospective results.

This guidance takes into account the operations currently held by the Cosan group, which include Raízen Energia, Raízen Combustíveis, Rumo, and Other Businesses.

		FY11	FY12	FY 2013
Cosan Consolidated	Net Revenue (R$MM)	18,063	24,097	26.000 ≤ ∆ ≤ 29.000
	EBITDA (R$MM)	2,671	2,142	2.200 ≤ ∆ ≤ 2.500
	CAPEX (R$MM)	2,500	2,137	2.100 ≤ ∆ ≤ 2.400

Raízen Energia	Volume of crushed sugarcane (‘000 tons)	54,238	52,958	52.000 ≤ ∆ ≤ 55.000
	Volume of sugar sold (‘000 tons)	4,291	3,969	3.900 ≤ ∆ ≤ 4.200
	Volume of ethanol sold (millions of liters)	2,247	1,921	1.850 ≤ ∆ ≤ 2.050
	Volume of energy sold (‘000 MWh)	1,254	1,233	1.650 ≤ ∆ ≤ 1.850
	EBITDA (R$MM)	2,130	2,235	2.200 ≤ ∆ ≤ 2.500

Raízen Combustíveis	Volume of fuel sold (millions of liters)	-	20,914	21.000 ≤ ∆ ≤ 23.000
	EBITDA (R$MM)	-	1,305	1.300 ≤ ∆ ≤ 1.500

Rumo	Volume of loading (‘000 tons)	7,841	7,759	8.000 ≤ ∆ ≤ 10.000
	EBITDA (R$MM)	164	202	260 ≤ ∆ ≤ 300

Other Business	Volume of lubricants and base oil sold (millions of liters)	166	205	220 ≤ ∆ ≤ 260

Disclaimer

This document contains forward-looking statements and estimates. These forward-looking statements and estimates are solely forecasts and do not represent any guarantee of prospective results. All stakeholders should know that these statements and estimates are and will be, depending on the case, subject to risks, uncertainties and factors related to the operations and business environment of Cosan and its subsidiaries, and therefore the actual results of these companies may significantly differ from the estimated or implied prospective results contained in forward-looking statements and estimates.

30 of 36

Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

H. Cosan S.A.

Income Statement

Income Statement		Mar'10	Jun'11	Set'11	Dec'11	Mar'12	Mar'12	Jun'12
(in R$ million)		FY11	1Q12	2Q12	3Q12	4Q12	FY12	1Q13
(=)	Net Operating Revenue	18,063.5	5,188.0	6,804.3	6,310.7	5,793.9	24,096.9	6,125.6
(-)	Cost of Goods Sold and Services Rendered	(15,150.1)	(4,600.0)	(6,042.4)	(5,670.9)	(5,151.8)	(21,465.0)	(5,651.2)
(=)	Gross Profit	2,913.4	588.0	761.9	639.8	642.1	2,631.9	474.4
	Gross Margin (%)	16.1%	11.3%	11.2%	10.1%	-21.7%	10.9%	7.7%
(-)	Operating Income (Expenses):	(1,600.8)	2,925.9	(468.3)	(399.8)	(493.7)	1,564.0	(307.0)
(-)	Selling Expenses	(1,026.0)	(261.2)	(295.3)	(282.0)	(297.9)	(1,136.3)	(212.4)
(-)	General and Administrative Expenses	(541.0)	(150.0)	(158.2)	(147.5)	(186.2)	(641.9)	(157.7)
(±)	Other Operating Income (Expenses), Net	(33.8)	22.0	3.2	29.6	90.7	145.6	63.1
(±)	Effects of Formation of Raízen	-	3,315.1	(18.2)	-	(100.3)	3,196.6	-
(=)	Operating Income	1,312.6	3,513.9	293.6	240.0	148.4	4,195.9	167.5
(±)	Non-Operating Income (Expenses):	(121.5)	13.2	(394.9)	(69.4)	10.3	(440.9)	(306.5)
(±)	Financial results, net	(146.7)	11.2	(393.6)	(69.5)	(22.3)	(474.1)	(314.1)
(±)	Equity income of associates	25.19	1.96	(1.30)	0.01	32.60	33.27	7.63
(=)	Income (Loss) Before taxes	1,191.1	3,527.1	(101.3)	170.5	158.7	3,755.0	(139.0)
(±)	Income Tax and Social Contribution	(414.5)	(1,224.6)	188.2	(63.8)	(10.0)	(1,110.2)	131.4
(±)	Non-controlling interest	(5.00)	(3.11)	(23.67)	(12.97)	0.80	(38.96)	(8.50)
(=)	Net Income for the period from continued operation	771.6	2,299.3	63.2	93.8	149.6	2,605.8	(16.1)
	Net Income from discontinued operations	-	-	-	-	-	-	(0.9)
	Net income for the period	771.6	2,299.3	63.2	93.8	149.6	2,605.8	(17.0)
	Net Margin (%)	4.3%	44.3%	0.9%	1.5%	2.6%	10.8%	-0.3%

31 of 36

Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

Cosan S.A.

Balance Sheet

Balance Sheet	Mar'10	Jun'11	Set'11	Dec'11	Mar'12	Jun'12
(in R$ million)	FY11	1Q12	2Q12	3Q12	FY12	1Q13
Cash and Cash Equivalents	1,254.1	1,278.2	1,471.7	1,194.9	1,616.2	1,407.2
Restricted Cash	187.9	60.2	52.5	88.1	94.3	131.8
Accounts receivable	594.9	825.2	983.7	1,022.3	963.6	960.5
Derivatives	55.7	60.2	29.4	59.6	19.6	114.9
Inventories	670.3	1,002.0	1,361.8	1,354.4	748.2	893.5
Advances to Suppliers	229.3	172.2	141.9	110.2	159.0	174.1
Related Parties	14.7	680.3	599.7	655.8	678.4	758.5
Recoverable Taxes	375.0	411.7	416.0	325.0	325.1	342.2
Other financial assets	-	-	-	-	40.1	40.1
Assets Held for Sale						410.7
Other credits	80.4	98.9	108.1	115.9	70.8	78.7
Current Assets	3,462.3	4,588.9	5,164.9	4,926.3	4,715.1	5,312.3
Deferred Income tax and social contribution	715.3	1,026.4	959.7	1,108.2	543.0	528.1
Advances to Suppliers	46.0	27.5	39.6	49.7	21.9	28.8
Related Parties	92.0	1,215.4	1,176.6	1,195.8	753.2	733.4
Recoverable Taxes	55.1	124.5	123.6	122.2	111.9	97.3
Judicial Deposits	218.4	372.5	491.1	495.6	509.2	514.6
Other financial assets	420.4	290.3	418.6	415.5	790.4	796.8
Other non-current assets	443.8	1,103.6	966.5	966.2	493.2	486.5
Investments	304.1	333.9	358.1	368.6	419.0	611.9
Biological Assets	1,561.1	795.1	717.0	767.9	968.0	1,061.6
Property, Plant and Equipment	7,980.5	8,260.0	7,928.8	7,835.2	7,867.0	7,678.3
Intangible	3,445.7	4,125.3	4,531.1	4,593.8	4,932.3	4,878.7
Non-current Assets	15,282.4	17,674.4	17,710.7	17,918.7	17,409.0	17,416.2
Total Assets	18,744.7	22,263.4	22,875.6	22,845.0	22,124.1	22,728.5
Current portion of long-term debt	916.4	627.1	758.7	725.7	537.1	1,206.8
Derivatives	132.3	94.3	29.3	15.7	9.6	40.8
Trade Accounts Payable	558.8	621.6	757.5	765.4	606.0	633.3
Salaries Payable	183.6	183.3	191.5	158.2	183.7	232.5
Taxes payable	245.3	247.1	328.9	282.4	241.7	176.0
Dividends payable	190.3	195.7	21.2	15.9	16.8	266.8
Related Parties	41.2	186.8	163.2	228.5	175.0	169.3
Liabilities held for sale			-			112.5
Other Liabilities	189.6	273.1	306.4	215.0	308.0	283.6
Current Liabilities	2,457.4	2,428.9	2,556.7	2,406.9	2,077.9	3,121.6
Long-term debt	6,274.9	3,699.4	4,407.8	4,402.3	4,476.9	4,480.2
Taxes payable	639.1	1,123.0	1,180.0	1,184.8	1,202.6	1,183.8
Provision for judicial demands	666.3	940.8	975.8	1,026.7	1,051.7	1,089.8
Related Parties	4.4	371.2	546.3	468.5	389.7	375.4
Pension	24.4	25.9	27.4	28.9	37.3	37.7
Deferred Income taxes	1,511.0	3,546.4	3,159.1	3,116.5	2,443.4	2,299.3
Other non-current liabilities	382.9	814.4	752.1	777.1	828.1	769.2
Non-current Assets	9,502.9	10,521.0	11,048.4	11,004.8	10,429.8	10,235.5
Common stock	4,691.8	4,691.8	4,691.8	4,691.8	4,691.8	4,691.8
Treasury shares	(19.4)	(19.4)	(66.3)	(67.7)	(67.7)	(67.7)
Capital Reserve	537.5	637.8	609.9	661.3	690.5	737.2
Profits Reserve	1,249.0	1,249.0	1,232.2	1,232.2	3,837.1	3,588.1
Accumulated earnings	-	2,299.3	2,362.5	2,456.3	-	(17.1)
Equity attributable to owners of the Company	6,458.9	8,858.6	8,830.2	8,973.9	9,151.8	8,932.3
Equity attributable to non-controlling interests	325.5	454.9	440.3	459.4	464.6	439.0
Total equity	6,784.3	9,313.4	9,270.5	9,433.4	9,616.4	9,371.4
Total liabilities and equity	18,744.7	22,263.4	22,875.6	22,845.0	22,124.1	22,728.5

32 of 36

Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

Cosan S.A.

Cash Flow Statement

Statement of Cash Flows	Mar'11	Jun'11	Set'11	Dec'11	Mar'12	Mar'12	Jun'12
(in R$ million)	FY11	1Q12	2Q12	3Q12	4Q12	FY12	1Q13
Net Income	771.6	2,299.3	63.2	93.8	149.6	2,605.8	(16.1)
Non-cash Adjustments:	-	-	-	-	-	-	-
Depreciation and Amortization	1,359.0	303.7	365.5	254.6	219.0	1,142.8	259.2
Biological Assets	(381.9)	(20.9)	38.8	20.0	(97.9)	(60.1)	(17.5)
Stock option	-	-	-	4.8	6.0	10.8	3.3
Equity income of associates	(25.19)	(1.96)	1.31	(0.01)	(32.60)	(33.27)	(7.63)
Losses (Gains) in Fixed Assets Disposals	(35.3)	17.0	(11.5)	(27.6)	(71.8)	(93.9)	(58.6)
Deferred Income and Social Contribution Taxes	329.1	1,197.8	(277.7)	69.7	(27.0)	962.8	(164.6)
Non-controlling interest	5.00	3.11	23.67	12.97	(0.80)	38.96	8.50
Interest, monetary and exchange variations, net	238.5	(33.7)	562.3	126.6	(20.0)	635.1	394.5
Effects of Formation of Raízen	-	(3,315.1)	18.2	-	198.5	(3,098.5)	-
Other Non-cash Items	7.5	5.2	(5.2)	-	(5.7)	(5.7)	0.6
Variation on Assets and Liabilities
Accounts receivable	164.7	(123.3)	(105.6)	(38.6)	(93.8)	(361.1)	(68.7)
Restricted Cash	(143.0)	113.5	7.7	(35.5)	(6.2)	79.5	(37.5)
Inventories	84.58	(326.63)	(311.82)	(34.70)	486.37	(186.78)	(102.56)
Related Parties	(50.1)	(1,033.6)	142.6	(87.8)	227.2	(751.7)	(83.7)
Advances to Suppliers	16.8	(122.1)	18.2	21.5	(20.9)	(103.3)	(22.0)
Accounts payable	(32.36)	241.24	124.96	7.99	(153.98)	220.21	46.73
Salaries payable	36.2	110.9	5.1	(33.3)	25.5	108.2	56.1
Provision for judicial demands from legal proceedings	26.9	33.1	(33.1)	50.9	93.1	144.0	38.1
Derivatives	13.3	(79.8)	(62.1)	(4.4)	34.0	(112.3)	6.0
Taxes payable	-	908.8	15.5	(59.0)	21.0	886.3	(54.4)
Recoverable taxes	-	-	-	-	(17.1)	(17.1)	(14.8)
Other assets and liabilities, net	(48.3)	429.6	(6.8)	(55.0)	(416.9)	(49.1)	(120.4)
Cash Flow from Operating Activities	2,337.1	606.1	573.3	286.9	495.2	1,961.5	44.7
Aquisitions, net of aquired cash and advances for future capital increases
	(157.3)	-	-	-	(72.9)	(72.9)	(200.3)
Contributed cash to Raízen's formation	-	(173.1)	-	-	-	(173.1)	-
Additions on Investments, Net of Cash Received	-	-	(99.1)	(0.9)	57.6	(42.3)	-
Additions on Property, Plant and Equipment	(2,291.6)	(491.5)	(243.3)	(346.3)	(503.4)	(1,584.5)	(281.2)
Biological Assets expenses	(745.6)	(217.2)	(117.9)	(107.0)	(109.9)	(552.0)	(160.5)
Cash Received on Sale of other Fixed Assets	48.8	-	42.3	53.8	86.0	182.1	147.6
Cash reclassified from discontinued operations							(29.8)
Cash Received on Aquisitions or Mergers	-	-	-	-	-	-	0.1
Net Cash Flow from Investment Activities	(3,145.7)	(881.8)	(418.0)	(400.3)	(542.7)	(2,242.8)	(524.2)
Additions of Debt	2,719.5	1,281.1	483.8	156.2	245.7	2,166.7	568.7
Payments of Principal and Interest on Debt	(1,967.9)	(1,121.3)	(206.0)	(318.2)	(197.9)	(1,843.4)	(298.1)
Capital Increase	4.0	-	-	-	-	-	-
Capital Increase by noncontrolling interests	400.0	139.9	-	-	421.0	560.9	-
Treasury Shares	(15.2)	-	(46.9)	(1.4)	-	(48.3)	-
Dividends	(193.1)	-	(192.7)	-	-	(192.7)	-
Related Parties	37.1	-	-	-	-	-	-
Cash Flows from Financing Activities	984.3	299.8	38.2	(163.4)	468.8	643.4	270.6
Total Cash Flow	175.7	24.1	193.5	(276.8)	421.3	362.1	(209.0)
Cash & Equivalents, Beginning	1,078.4	1,254.1	1,278.2	1,471.7	(2,749.8)	1,254.1	1,616.2
Cash & Equivalents, Closing	1,254.1	1,278.2	1,471.7	1,194.9	(2,328.6)	1,616.2	1,407.2
							-
Income Tax and Social Contribution on net income paid	38.8	35.4	63.5	52.6	28.2	179.7	36.8
Interest Paid on Loans and financing	450.1	77.8	74.0	65.0	87.8	304.6	58.1
Loss on discontinued operations	-	-	-	-	-	-	(0.9)

33 of 36

Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

I. Cosan Limited

Financial Statement

Income Statement		Mar'10	Jun'11	Set'11	Dec'11	Mar'12	Mar'12	Jun'12
(in R$ million)		FY11	1Q12	2Q12	3Q12	4Q12	FY12	1Q13
(=)	Net Operating Revenue	18,063.5	5,188.0	6,804.3	6,310.7	5,793.9	24,096.9	6,125.6
(-)	Cost of Goods Sold and Services Rendered	(15,150.1)	(4,600.0)	(6,042.4)	(5,670.9)	(5,151.8)	(21,465.0)	(5,651.2)
(=)	Gross Profit	2,913.4	588.0	761.9	639.8	642.1	2,631.9	474.4
	Net Gross Margin (%)	16.1%	11.3%	11.2%	10.1%	-21.7%	10.9%	7.7%
(-)	Operating Income (Expenses):	(1,605.3)	2,481.6	(469.7)	(401.1)	(494.9)	1,116.0	(308.0)
(-)	Selling Expenses	(1,026.0)	(261.2)	(295.3)	(270.4)	(309.5)	(1,136.3)	(212.4)
(-)	General and Administrative Expenses	(545.5)	(150.5)	(159.5)	(160.3)	(175.8)	(646.0)	(158.7)
(±)	Other Operating Income (Expenses), Net	(33.8)	22.0	3.2	29.6	90.7	145.6	63.1
(±)	Effects of Formation of Raízen	-	2,871.2	(18.2)	-	(100.3)	2,752.7	-
(=)	Operating Income	1,308.1	3,069.5	292.2	238.8	147.3	3,747.8	166.4
(±)	Non-Operating Income (Expenses):	(126.0)	13.5	(395.8)	(70.6)	7.7	(445.3)	(311.2)
(±)	Financial results, net	(151.1)	11.6	(394.5)	(70.6)	(24.9)	(478.5)	(318.8)
(±)	Equity income of associates	25.19	1.96	(1.30)	0.01	32.60	33.27	7.63
(=)	Income (Loss) Before taxes	1,182.2	3,083.1	(103.6)	168.1	155.0	3,302.5	(144.8)
(±)	Income Tax and Social Contribution	(414.5)	(1,224.6)	188.2	(63.8)	(10.0)	(1,110.2)	131.4
(±)	Non-controlling interest	(296.75)	(872.96)	(47.42)	(48.16)	(42.45)	(1,010.99)	(10.71)
(=)	Net Income for the period from continued op	470.9	985.5	37.2	56.2	102.5	1,181.3	(24.1)
	Net Income from discontinued operations	-	-	-	-	-	-	(0.93)
	Net income for the period	-	-	-	-	-	-	(25.05)
	Net Margin (%)	0.0%	19.0%	0.5%	0.9%	1.8%	4.9%	-0.4%

34 of 36

Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

Cosan Limited

Balance Sheet

Balance Sheet	Mar'10	Jun'11	Set'11	Dec'11	Mar'12	Jun'12
(in R$ million)	FY11	1Q12	2Q12	3Q12	FY12	1Q13
Cash and Cash Equivalents	1,271.8	1,295.3	1,482.9	1,283.4	1,654.1	1,428.7
Restricted Cash	187.9	60.2	52.5	88.1	94.3	131.8
Accounts receivable	594.9	825.2	983.7	1,022.3	963.6	960.5
Derivatives	55.7	60.2	29.4	59.6	19.6	114.9
Inventories	670.3	1,002.0	1,361.8	1,354.4	748.2	893.5
Advances to Suppliers	229.3	172.2	141.9	110.2	-	174.1
Related Parties	14.7	680.3	599.7	655.8	678.4	758.5
Recoverable Taxes	375.0	411.7	416.0	325.0	325.1	342.2
Assets Held For Sale			-			410.7
Other financial assets	-	-	-	-	40.1	40.1
Other credits	81.0	99.0	108.1	115.9	230.3	79.0
Current Assets	3,480.6	4,606.2	5,176.1	5,014.7	4,753.6	5,334.0
Deferred Income tax and social contribution	715.3	1,026.4	959.7	1,108.2	543.0	528.1
Advances to Suppliers	46.0	27.5	39.6	49.7	21.9	28.8
Related Parties	92.0	1,215.4	1,176.6	1,195.8	753.2	733.4
Recoverable Taxes	55.1	124.5	123.6	122.2	111.9	97.3
Judicial Deposits	218.4	372.5	491.1	495.6	509.2	514.6
Other financial assets	420.4	290.3	418.6	415.5	790.4	796.8
Other non-current assets	449.3	1,108.3	972.1	971.9	498.7	492.7
Investments	304.1	333.9	358.1	368.6	419.0	611.9
Biological Assets	1,561.1	795.1	717.0	767.9	968.0	1,061.6
Property, Plant and Equipment	7,980.5	8,260.0	7,928.8	7,835.2	7,867.0	7,678.3
Intangible	3,889.6	4,125.3	4,531.1	4,593.8	4,932.3	4,878.7
Non-current Assets	15,731.8	17,679.2	17,716.4	17,924.4	17,414.5	17,422.3
Total Assets	19,212.4	22,285.3	22,892.5	22,939.2	22,168.1	22,756.3
Current portion of long-term debt	957.1	666.1	805.1	773.6	540.2	1,212.5
Derivatives	132.3	94.3	29.3	15.7	9.6	40.8
Trade Accounts Payable	558.8	621.6	757.5	765.4	606.0	633.3
Salaries Payable	183.6	183.3	191.5	158.2	183.7	232.5
Taxes payable	245.3	247.1	328.9	282.4	241.7	176.0
Dividends payable	72.2	82.9	9.1	8.7	9.7	103.2
Related Parties	41.2	186.8	163.2	228.5	175.5	169.3
Liabilities Held for Sale			-			112.5
Other Liabilities	190.4	273.8	307.3	215.9	308.0	284.1
Current Liabilities	2,380.8	2,355.9	2,591.8	2,448.5	2,074.5	2,964.3
Long-term debt	6,274.9	3,699.4	4,407.8	4,589.9	4,659.2	4,682.3
Taxes payable	639.1	1,123.0	1,180.0	1,184.8	1,202.6	1,183.8
Provision for judicial demands	666.3	940.8	975.8	1,026.7	1,051.7	1,089.8
Earn-out provision	-	-	-	-	-	-
Related Parties	4.4	371.2	546.3	468.5	389.7	375.4
Pension	24.4	25.9	27.4	28.9	37.3	37.7
Deferred Income taxes	1,511.0	3,546.4	3,159.1	3,116.5	2,443.4	2,299.3
Other non-current liabilities	382.9	814.4	752.1	777.1	828.1	769.2
Non-current Assets	9,502.9	10,521.0	11,048.4	11,192.3	10,612.0	10,437.6
Common stock	5.3	5.3	5.3	5.3	5.3	5.3
Treasury shares	-	-	-	(109.4)	-	-
Capital Reserve	3,668.2	3,725.5	3,718.8	3,750.3	3,634.7	3,631.2
Profits Reserve	-	1,872.5	1,773.6	(191.4)	-	-
Accumulated earnings	887.3	-	-	1,824.9	1,937.3	1,911.6
Equity attributable to owners of the Company	4,560.9	5,603.3	5,497.7	5,471.1	5,577.3	5,548.2
Equity attributable to non-controlling interests	2,767.8	3,805.0	3,754.5	3,827.2	3,904.3	3,806.2
Total equity	7,328.7	9,408.4	9,252.2	9,298.3	9,481.6	9,354.4
Total liabilities and equity	19,212.4	22,285.3	22,892.5	22,939.2	22,168.1	22,756.3

35 of 36

Earnings Release 1st Quarter of Fiscal Year 2013 – April, May and June of 2012

Cosan Limited

Cash Flow Statement

Statement of Cash Flows	Mar'10	Jun'11	Set'11	Dec'11	Mar'12	Mar'12	Jun'12
(in R$ million)	FY11	1Q12	2Q12	3Q12	4Q12	FY12	1Q13
Net Income	767.7	1,858.1	84.6	104.3	145.3	2,192.3	(25.0)
Depreciation and Amortization	1,359.0	303.7	365.5	254.7	218.8	1,142.8	259.2
Biological Assets	(381.9)	(20.9)	38.8	20.0	(97.9)	(60.1)	(17.5)
Equity income of associates	(25.2)	(1.9)	1.3	0.0	(32.6)	(33.3)	(7.6)
Stock option	-	-	-	4.80	6.00	10.80	3.3
Losses (Gains) in Fixed Assets Disposals	(35.3)	17.0	(11.5)	(27.6)	(71.8)	(93.9)	(58.6)
Deferred Income and Social Contribution Taxes	329.1	1,197.8	(277.7)	69.7	(27.0)	962.8	(164.6)
Non-controlling interest	-	-	-	-	-	-	10.7
Interest, monetary and exchange variations, net	238.5	(27.6)	569.6	136.4	(31.9)	646.5	396.7
Effects of Formation of Raízen	-	(2,871.2)	18.2	-	2.2	(2,850.9)	-
Capital gains	-	-	-	-	-	-	-
Other Non-cash Items	7.5	3.5	13.4	(4.6)	(18.0)	(5.7)	0.6
Variation on Assets and Liabilities
Accounts receivable	164.7	(123.3)	(105.6)	(38.6)	(93.8)	(361.1)	(68.7)
Restricted Cash	(142.97)	113.48	7.70	(35.51)	(6.22)	79.45	(37.49)
Judicial Deposits	-	(108.1)	108.1	-	-	-	-
Inventories	84.6	(326.6)	(311.8)	(34.7)	486.4	(186.8)	(102.6)
Taxes recoverable	-	-	-	(17.13)	-	(17.13)	-
Related Parties	-	(1,033.6)	142.6	(801.5)	940.9	(751.7)	(83.7)
Advances to Suppliers	16.8	(122.1)	18.2	21.5	(20.9)	(103.3)	(22.0)
Accounts payable	(32.4)	241.2	125.0	8.0	(154.0)	220.2	46.7
Salaries payable	36.2	110.9	5.1	(33.3)	25.5	108.2	56.1
Provision for judicial demands from legal proceedings	26.9	33.1	(33.1)	118.9	25.0	144.0	38.1
Derivatives	13.3	908.8	(1,050.0)	(4.4)	33.3	(112.3)	6.0
Taxes payable	(50.1)	(79.2)	1,003.4	(59.0)	21.0	886.3	(54.4)
Other assets and liabilities, net	(49.2)	532.4	(120.7)	(101.3)	(176.0)	134.5	(140.9)
			-	-	-	-	-
Cash Flow from Operating Activities	2,327.2	605.5	591.0	(419.2)	1,174.3	1,951.6	34.5
Aquisitions, net of aquired cash and advances for future	(157.3)	-	-	-	(72.9)	(72.9)	(200.3)
Acquisition of the sugar retail business	-	-	-	-	-	-	-
Contributed cash to Raízen's formation	-	(173.1)	0.0	-	-	(173.1)	-
Redemption of shares in subsidiary	-	-	-	-	(99.8)	(99.8)	-
Received Dividends	-	-	-	-	121.4	121.4	-
Additions on Investments, Net of Cash Received	-	-	(99.1)	(0.9)	57.6	(42.3)	-
Additions on Property, Plant and Equipment	(2,291.6)	(491.5)	(243.3)	(346.3)	(503.4)	(1,584.5)	(281.2)
Sugarcane planting and growing costs	(745.6)	(217.2)	(117.9)	(107.0)	(109.9)	(552.0)	(160.5)
Proceeds from sale of property,plant and equipment, intangible and investments							147.6
Treasury Shares							(17.3)
Cash received on acquisition of control of Mine							0.1
Cash Received on Sale of aviation fuels business	-	-	-	-	-	-	-
Cash Received on Sale of other Fixed Assets	48.8	-	42.3	53.8	86.0	182.1	-
Cash reclassified from discontinued operations							(29.8)
Cash Flow from Investment Activities	(3,145.7)	(881.8)	(418.0)	(400.3)	(521.1)	(2,221.1)	(541.5)
Additions of Debt	2,719.5	1,281.1	483.8	335.9	245.7	2,346.4	568.7
Payments of Principal and Interest on Debt	(1,971.6)	(1,121.3)	(206.0)	395.6	(957.7)	(1,889.4)	(298.1)
Capital Increase	4.0	-	-	-	-	-	-
Capital Increase by noncontrolling interests	400.0	139.9	0.0	-	421.0	560.9	-
Treasury Shares	(15.2)	-	(54.4)	(101.2)	107.4	(48.3)	-
Dividends	(193.1)	-	(228.2)	(4.8)	(100.6)	(333.7)	-
Acquisition of shares of subsidiary	37.1	-	-	(4.6)	4.6	-	-
Related parties	-	-	-	-	-	-	-
Cash Flows from Financing Activities	980.7	299.8	(4.9)	620.8	(279.6)	636.1	270.6
Exchange rate variation excluding Cash and Cash E	(1.2)		19.3	(0.4)	(3.1)	15.8	10.9
			-	-	0	-	-
Total Cash Flow	162.2	23.5	168.2	(198.7)	373.602872	366.6	(225.5)
			-	-	0	-	-
Cash & Equivalents, Beginning	1,110.8	1,271.8	1,295.3	1,482.9	(2,778.1)	1,271.8	1,654.1
Cash & Equivalents, Closing	1,271.8	1,295.3	1,482.9	1,283.4	(2,407.4)	1,654.1	1,428.7
Income tax and social contribution on net income paid	-	35.4	63.5	31.0	49.8	179.7	36.8
Interest paid on loans and financing	-	77.9	73.9	51.9	246.3	450.1	58.1
Loss on discontinued operations	-	-	-	-	-	-	(0.9)

36 of 36

Item 2

Consolidated financial statements

Cosan Limited

June 30, 2012

Cosan Limited

Consolidated financial statements

June 30, 2012

Report on Review of Quarterly Information

To the Board of Directors and Shareholders
Cosan Limited

Introduction

We have reviewed the consolidated interim accounting information of Cosan Limited, included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2012, comprising the balance sheet at that date and the statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated
interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Audit and review of prior-year information

The Quarterly Information (ITR) mentioned in the first paragraph includes the accounting information corresponding to the statements of income, changes in equity and cash flows for the quarter ended June 30, 2011, obtained from the quarterly information then ended, and the balance sheet at March 31, 2012, obtained from the financial statements as at March 31, 2012, presented for comparison purposes. The review of the Quarterly Information (ITR) for the quarter ended June 30, 2011 and the audit of the financial statements for the year ended March 31, 2012 were conducted by other independent auditors, who issued unqualified review and audit reports dated August 15, 2011 and May 30, 2012, respectively.

São José dos Campos, August 8, 2012

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Valdir Augusto de Assunção
Contador CRC 1SP135319/O-9

Cosan Limited

Consolidated statements of financial position
June 30, 2012 and March 31, 2012
(In thousands of Reais)

Asset	Note	June 30, 2012	March 31, 2012
Current
Cash and cash equivalents	3	1,428,676	1,654,146
Restricted cash	4	131,754	94,268
Accounts receivable	6	960,536	963,587
Derivatives		114,918	19,590
Inventories	7	893,481	748,150
Related Parties	9	758,546	678,374
Advances to suppliers		174,107	159,028
Recoverable taxes	8	342,172	325,096
Other financial assets	5	40,080	40,080
Dividends receivable		12,497	861
Assets held for sale		410,726	-
Other credits		66,511	70,400
		5,334,004	4,753,580
Non current
Accounts receivables	6	73,154	81,627
Deferred Income tax and social contribution		528,123	543,024
Advances to suppliers		28,771	21,865
Related parties	9	733,436	753,153
Recoverable taxes	8	97,337	111,856
Judicial deposits	18	514,616	509,235
Other financial assets	5	796,803	790,402
Other non current asset		419,524	417,107
Equity method investments	11	611,932	419,029
Biological Assets	12	1,061,567	968,023
Propert, plant and equipment	13	7,678,322	7,866,963
Intangible assets	14	4,878,745	4,932,255
		17,422,330	17,414,539

Total asset		22,756,334	22,168,119

Cosan Limited

Consolidated statements of financial position
June 30, 2012 and March 31, 2012
(In thousands of Reais)

Liabilities
Current	Note	June 30, 2012	March 31, 2012
Current portion of long-term debt	15	1,212,476	540,237
Derivatives	22	40,836	9,611
Accounts payable		633,349	606,029
Salaries payable		232,544	183,660
Taxes payable	16	175,968	241,719
Dividends payable		103,200	9,725
Related Parties	9	169,312	175,488
Antecipaded revenue		48,392	38,040
Liabilities held for sale		112,527	-
Other current liabilities		235,675	269,954
		2,964,279	2,074,463
Non current
Long term debts	15	4,682,342	4,659,152
Taxes payable	16	1,183,835	1,202,624
Provision for judicial demands	18	1,089,800	1,051,677
Related Parties	9	375,447	389,718
Pension	24	37,663	37,312
Deferred Income tax		2,299,303	2,443,430
Antecipaded revenue		190,803	196,260
Other non-current liabilities		578,429	631,860
		10,437,622	10,612,033
Equity	19
Commom Stock		5,328	5,328
Capital Reserve		3,631,153	3,635,308
Accumulated earnings		1,911,641	1,936,687
Equity attributable to owners of the Company		5,548,122	5,577,323
Equity attributable to non-controlling interests		3,806,311	3,904,300
Total equity		9,354,433	9,481,623
Total liabilities and equity		22,756,334	22,168,119

See accompanying notes to consolidated financial statements.

Cosan Limited
Consolidated income statements
June 30, 2012 and 2011
(In thousands of Reais, except otherwise stated)

	Note	June 30, 2012	June 30, 2011
Net sales	20	6,125,618	5,187,980
Cost of goods sold		(5,651,197)	(4,599,999)
Gross profit		474,421	587,981

Selling		(212,413)	(261,203)
General and administrative		(158,743)	(150,741)
Other, net	22	63,134	22,022
Gain on the de-recognition of subsidiaries to form the JVs		-	2,871,217
Operations income /(expenses)		(308,022)	2,481,295

Income before financial results, equity income of associates and income taxes		166,399	3,069,276

Equity income of associates		7,627	1,961
Financial results, net	21	(318,829)	11,560
		(311,202)	13,521

Income before income tax		(144,803)	3,082,797

Income Taxes
Current		(33,240)	(26,866)
Deferred		164,633	(1,197,772)
		131,393	(1,224,638)

Net income for the period from continued operations		(13,410)	1,858,159
Net income from discontinued operations		(930)	-
Net income for the period		(14,340)	1,858,159
Net income attributable to noncontrolling shareholders		(10,706)	(872,963)
Net income attributable to owners of the Company		(25,046)	985,196

Earnings per share
Continued operations		(0,089)	6,865
Discontinued operations		(0,003)

See accompanying notes to consolidated financial statements

Cosan Limited
Consolidated statements of comprehensive income
June 30, 2012 and 2011
(In Thousands of Reais)

	June 30, 2012	June 30, 2011
Net Income for the period	(14,340)	1,858,159
Other comprehensive income (loss)
Exchange differences on translation of foreign operations - CTA	(9,426)	(5,132)
Net movement on cash flow hedge and derivatives	70,105	58,062
Income tax effects	(23,836)	(19,741)
Other comprehensive income for the period, net of tax	36,843	33,189
Total comprehensive income for the period, net of tax	22,503	1,891,348

Attributed to:

Owners of the Company	(9,379)	1,003,889
Non-controlling interests	31,882	887,459

See accompanying notes to consolidated financial statements

Cosan Limited
Consolidated statement of changes in equity
June 30, 2012 and 2011
(In Thousands of Reais)

		Capital Reserve
	Common stock	Additional paid in capital	Other components of equity	Accumulated earnings	Total	Non-controlling interests	Total equity
March 31, 2012	5,328	3,841,917	(206,609)	1,936,687	5,577,323	3,904,300	9,481,623
Net Income for the period	-	-	-	(25,046)	(25,046)	10,706	(14,340)
Destinations:

Minority interest´s acquisition	-	(4,741)	-	-	(4,741)	(17,759)	(22,500)
Adjusted reflection of asset evaluation – Hedge Accounting	-	-	28,825	-	28,825	17,444	46,269
Cumulative translation adjustment - CTA	-	-	(13,158)	-	(13,158)	3,732	(9,426)
Aquisition of treasury shares	-	(17,250)	-	-	(17,250)	-	(17,250)
Dividends	-	-	-	-	-	(94,245)	(94,245)
Adjustment from impact recorded directly in equity of subsidiary	-	-	98	-	98	60	158
Share based compensation	-	2,071	-	-	2,071	1,253	3,324
Reclassifications	-	(700)	700	-	-	-	-
Effect of the aquisition of a new business by Raízen Combustível	-	-	-	-	-	13,692	13,692
Effect on minority by Logispot business combination	-	-	-	-	-	(32,872)	(32,872)
June 30, 2012	5,328	3,821,297	(190,144)	1,911,641	5,548,122	3,806,311	9,354,433

		Capital Reserve
	Common stock	Additional paid in capital	Other components of equity	Accumulated earnings	Total	Non-controlling interests	Total equity
March 31, 2011	5,328	3,943,881	(275,663)	887,336	4,560,882	2,767,815	7,328,697
Equity adjustment – deconsolidation of subsidiaries contributed to joint ventures	-	-	40,563	-	40,563	24,683	65,246
Adjusted reflection of asset evaluation – Hedge Accounting	-	-	23,824	-	23,824	14,497	38,321
Cumulative translation adjustment - CTA	-	-	(5,133)	-	(5,133)	-	(5,133)
Non-controlling shareholder contribution to the JV	-	-	-	-	-	47,290	47,290
Effect of corporate restructuring in the group Rumo	-	(1,989)	-	-	(1,989)	77,780	75,791
Net Income for the period	-	-	-	985,198	985,198	872,962	1,858,160
June 30, 2011	5,328	3,941,892	(216,409)	1,872,534	5,603,345	3,805,027	9,408,372

See accompanying notes to consolidated financial statements

Cosan Limited
Quarterly consolidated statements of cash flows
June 30, 2012 and 2011
(In Thousands of Reais)

Operating activities cash flow	Jun 30, 2012	Jun 30, 2011

Net income from continuing operations	(25,046)	985,197
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and ammortization	259,208	303,618
Variation in the biological asset fair value	(17,459)	(20,891)
Equity	(7,627)	(1,942)
Loss (gain) in the permanent asset write-off	(58,558)	17,049
Stock options	3,323	-
Deferred income tax and social contribution	(164,633)	1,197,772
Non-controlling shareholders’ stake	10,706	872,942
Monetary interest and exchange variations. net,	396,725	(27,615)
Effect of the formation of JV	-	(2,871,218)
Others	645	3,495

Assets and liabilities variations
Restricted cash	(37,486)	113,484
Accounts Recievable	(68,654)	(123,256)
Inventories	(102,557)	(326,628)
Advances to suppliers	(22,014)	(122,137)
Related parties	(83,722)	(1.033.885)
Accounts payable	46,729	241,243
Income tax and social contribution payable	(54,403)	908,761
Provision for judicial demands	38,123	33,129
Salaries payable	56,125	110,917
Derivatives	6,002	(79,167)
Other asset and liabilities. net	(140,889)	429,526

Net Cash Flow from Operating Activities	34,538	610,394

Cosan Limited
Consolidated statements of cash flows (Continued)
June 30, 2012 and 2011
(In Thousands of Reais)

Investing Activities	Jun 30, 2012	Jun 30, 2011
Acquisitions net of cash acquired and advances for future capital increase	(200,327)	-
Cash contributed to the formation of Raizen	-	(173,116)
Sugar-cane planting and growing costs	(160,521)	(217,181)
Purchase of property, plant and equipment, software and intangible assets	(281,232)	(491,508)
Treasury shares	(17,250)	-
Cash received on the acquisition of new businesses	123	-
Proceeds from sale of property. plant and equipment intangible and investments	147,572	-
Cash reclassified from discontinued operations	(29,834)	-
Net Cash Flow (used in) in the Investing Activities	(541,469)	(881,805)

Cash flows from financing activities
New loans and financing	568,717	1,281,124
Payments of loans and financing	(298,137)	(1.121.008)
Capital contribution by minority shareholders in subsidiaries	-	139,925
Net cash (used in) financing activities	270,580	300,041

Impact of foreign currency exchange on cash and cash equivalent balances	10,881	(5,133)

Increase (decrease) in cash and cash equivalents	(225,470)	23,497

Cash and cash equivalents at beginning of period	1,654,146	1,271,780
Cash and cash equivalents at end of period	1,428,676	1,295,277

Supplemental disclosure of cash flow information
Income tax and social contribution on net income paid	36,792	35,354
Interest paid on loans and financing	58,082	77,883
Loss on discontinued operations	(930)	-

See accompanying notes to consolidated financial statements

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

1.	Operations

Cosan Limited (“Cosan” and “the Company”) was incorporated in Bermuda on April 30, 2007. Its shares are traded on the New York Stock Exchange (NYSE – CZZ) and in the São Paulo Stock Exchange (BM&F Bovespa – CZLT11).  Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of the Company. Cosan Limited controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”) with a 62.30 % interest.

Cosan S.A.’s, through its subsidiaries and jointly controlled entities, primary activities are in the following business segments: (i) Sugar & Ethanol: the production of sugar and ethanol, as well as the energy cogeneration produced from sugar cane bagasse, through its joint venture named Raízen Energia Participações S.A. (“Raízen Energia”); (ii) Fuel Distribution through its joint venture named Raízen Combustíveis S.A. (“Raízen Combustíveis”); (iii) Logistics services including transportation, port lifting and storage of sugar, through its subsidiary Novo Rumo Logística S.A. (Rumo); (iv) Production and distribution of lubricants licensed by Mobil trademark and, (v) purchasing and selling of sugar in the retail segment, segment named “Cosan Alimentos”, activity that is classified as assets held for sale, as described in note 26.

2.	Summary of significant accounting policies

2.1.	Basis of Preparation

The consolidated financial statements have been prepared in accordance with the technical pronouncement IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and presented in a manner consistent with the standards issued by the Securities and Exchange Commission applicable to the preparation of the Quarterly Information - ITR.

The preparation of quarterly financial statements follows the guidance of IAS 34 - Interim Financial Reporting and have been prepared following the basis of preparation and accounting policies consistent with those adopted in preparing the financial statements of March 31, 2012 and should be read in conjunction with the same, except for accounting policy for "non-current assets held for sale and discontinued operations" shown below. The information notes that no significant changes or irrelevant information presented in comparison to March 31, 2012 were not fully presented in these statements.

Non-current assets held for sale and discontinued operations

The non-current assets, or groups of assets classified as held for sale, on which there is an expectation of having their values recovered primarily through a sale transaction instead of continuing use, are classified as assets held for sale. Immediately before classification as assets held for sale, assets, or components of a group of assets classified as held for sale are measured in accordance with the accounting policies. Since then, assets, or group of assets classified as held for sale are usually measured at the lowest value between book value and fair value, net of selling expenses. Any loss by reducing the value of a group of assets classified as held for sale are initially allocated to goodwill and then to remaining assets and liabilities on a pro rata basis, except that no loss shall be allocated to inventories, financial assets, deferred tax assets, employee and  benefits, investment property and biological assets, which continue to be measured in accordance with the accounting policies set. Losses due to impairment determined in the initial classification as held for sale and subsequent gains and losses are recognized in the calculated result. Gains are not recognized as a cumulative loss exceeds any impairment previously recognized.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

In August 1, 2012, the Board of Directors approved the Company's financial statements and authorized its disclosure.

Certain reclassifications have been made for a fair presentation of financial statements.

2.2	Basis of consolidation

The interim consolidated financial statements include the accounts of Cosan, its subsidiaries and jointly controlled entities. The Subsidiaries and jointly controlled subsidiaries are listed below:

Direct interest subsidiary	June 30, 2012	March 31, 2012
Cosan S.A. Indústria e Comercio	62.30%	62.30%

Interest of Cosan S.A. Indústria e Comércio in its subsidiaries and jointly controlled entities:

Subsidiaries	June 30, 2012	March 31, 2012
Administração de Participações Aguassanta Ltda.	100.00%	91.50%
Bioinvestments Negócios e Participações S.A.	100.00%	91.50%
Vale da Ponte Alta S.A.	100.00%	91.50%
Águas da Ponte Alta S.A.	100.00%	91.50%
Proud Participações S.A.	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Cosan Cayman Finance Limited	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
CCL Cayman Finance Limited	100.00%	100.00%
Copsapar Participações S.A.	90.00%	90.00%
Novo Rumo Logística S.A.	92.90%	92.90%
Handson Participações S.A.	100.00%	100.00%
Docelar Alimentos e Bebidas S.A.	99.90%	99.90%
Rumo Logística Operadora Multimodal S.A. (former Cosan Operadora Portuária S.A.)	69.67%	69.67%
Logispot Armazéns Gerais S.A.	35.53%	35.53%
Stallion S.A.	100.00%	100.00%

Jointly-Controlled entities
Raízen S.A. (1)	50.00%	50.00%
Raízen Energia Participações S.A. (1) (2)	50.00%	50.00%
Raízen Combustíveis S.A. (1) (2)	50.00%	50.00%
IPUTI Empreendimentos e Participações S.A. (1)	-	50.00%

(1)	Company jointly-controlled with Shell.
(2)	Represents voting and economic interest. Cosan S.A. holds 51% of the outstanding shares of Raízen Energia, and 49% of the outstanding shares of Raízen Combustíveis.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

2.3	New IFRS and IFRIC Interpretations Committee (Financial Reporting Interpretations of IASB) applicable to the consolidated financial statements

New accounting pronouncements of the IASB and IFRIC interpretations have been published and  or reviewed as presented below:

IFRS 9 Financial Instruments: Classification and Measurement

Classification and measurement - It reflects the first phase of the IASBs work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a simplified approach to determine whether a financial asset is measured at amortized cost or fair value, based on the manner in which an entity manages its financial instruments (business model) and the typical contractual cash flow of financial assets. The standard also requires the adoption of only one method for determining losses in recoverable value of assets. The standard is effective for annual periods beginning on or after January 1, 2015. Management is still evaluating the impact on its financial position or performance.

IFRS 10 Consolidated Financial Statements

IFRS 10 as issued establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. Management is still evaluating the impact on its financial position or performance from the adoption of IFRS.

IFRS 11 Joint Arrangements

IFRS 11 will significantly change the accounting for the Company’s joint arrangements.  The new standard eliminates inconsistencies in the reporting of joint arrangements in current practice, by requiring a single method (the equity method of accounting) to account for interests in jointly controlled entities.  It eliminates the option to proportionate consolidate these jointly controlled entities.  It is effective for annual periods beginning on or after January 1, 2013.  Early adoption is permitted.

With the adoption of IFRS 11, currently expected for the year ended March 31, 2014, the Company's joint ventures (Raízen Energia and Raízen Combustíveis) currently presented via proportionate consolidation, will be presented using the equity method of accounting in accordance with IAS 28R – Investment in Associates and Joint Ventures.   These two joint ventures currently comprise a substantial component of the Company's assets and operations. Thus, while the Company is currently estimating the impacts of the adoption of IFRS 11, it is anticipated that it will be significant.

The total assets of these joint ventures represented approximately 68% of consolidated totals at June 30, 2012.  The revenues, operating income and cash flow from operating activities of these joint ventures accounted for approximately 93%, 69% and 81% of consolidated totals for the period ended June 30, 2012, respectively. A change from proportionate consolidation to equity method accounting would have no impact on the total equity or net income derived from these

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

joint ventures, except that when using a proportional consolidation model net income would be lower in the year of joint venture formation as the transaction costs would be expensed as incurred.  When applying the equity method of accounting those expenses would be considered as part of the cost of investment.

IFRS 12 Disclosure of Involvement with Other Entities

IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.  IFRS 12 is effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted. Management is still evaluating the impact on its financial position or performance from the adoption of IFRS 12.

IFRS 13 Fair Value Measurement

IFRS 13 establishes new requirements on how to measure fair value and the related disclosures for IFRS and US generally accepted accounting principles. The standard is effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted. Management is still evaluating the impact on its financial position or performance from the adoption of IFRS 13.

IAS 28 Investments in Associates and Joint Ventures (revised in 2011)

As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

There are no other pronouncements issued and yet to be adopted that may have a significant impact in the Company´s operations and financial position.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

2.	Cash and Cash Equivalent

Brazilian reais	June 30,2012	March 31,2012
Cash	9,909	654
Bank accoutns	51,110	127,178
Financial investments	1,207,522	1,519,965
US dollars
Bank accoutns	150,417	6,349
Financial investments	9,718	-
	1,428,676	1,654,146

3.	Restricted Cash

	June 30, 2012	March 31, 2012
Restricted financial investments	48,995	48,292
Deposits in connection with derivative transactions	82,759	45,976
	131,754	94,268

Deposits in connection with derivative transactions relate to margin calls by counterparties in derivative transactions.

4.	Other financial assets

	June 30, 2012	March 31, 2012
Fair value of Radar option (1)	140,610	140,820
Brazilian Treasury Certificates (2)	157,071	149,438
ExxonMobil financial asset - reimbursement (3)	539,202	540,224
	836,883	830,482
Current	40,080	40,080
Non current	796,803	790,402

(1)
Cosan S.A. holds warrants on Radar, exercisable at any time up to maturity (August 2018). Such warrants will allow Cosan S.A. to purchase additional shares at R$41.67 per share adjusted for inflation (IPCA), equivalent to 20% of the total shares issued by Radar as of the date of exercise. The fair value of these warrants was calculated based on observable market data.

(2)
Represented by bonds issued by the Brazilian National Treasury under the Special Program for Agricultural Securitization - "PESA" with original maturity of 20 years (April 2023) in connection with the long-term debt denominated PESA (note 15). These bonds yield inflation (IGPM) plus 12% p.a.. The value of these securities at maturity is expected to be equal to the amount due to the PESA at that date. If the PESA debt is paid in advance, the Company may still keep this investment until maturity

(3)
 On June 28, 2011, the subsidiary Cosan Lubrificantes e Especialides S.A., successor entity of Esso Brasileira de Petróleo Ltda. (“Essobrás”), joined the Brazilian Government’s tax recovery program upon request of ExxonMobil Brasil Holdings B.V. (“ExxonMobil”).  ExxonMobil is the entity that is legally responsible for the tax contingencies existing on the acquisition date of Essobras by the Company. The liability amounts to R$539,202 and is being refunded to the Company by ExxonMobil upon payment. As a result, the Company recorded a tax payable obligation and a corresponding accounts receivable from ExxonMobil, of which R$40,080 is short term.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

5.	Accounts Receivable

	June 30, 2012	March 31, 2012
Domestic	963,385	984, 034
Foreign	168,259	164,681
Allowance for doubtful accounts	(97,954)	(103,501)
	1,033,690	1,045,214

Current	960,536	963,587
Non current	73,154	81,627

6.	Inventories

	June 30, 2012	March 31, 2012
Finished Goods:
Sugar	89,981	87,110
Ethanol	193,288	101,994
Fuel	349,395	276,867
Lubrificants	149,115	112,492
Raw material	23,268	52,586
Products in process	15,472	-
Spare parts and others	77,364	144,204
Provision for inventory realization and obsolescence	(4,402)	(4,542)
	893,481	748,150

7.	Recoverable Taxes

	June 30, 2012	March 31, 2012
Income Tax	109,512	107,561
COFINS	68,210	63,727
PIS	18,994	18,614
ICMS – State VAT	191,053	194,818
IPI	42,014	43,039
Others	9,726	9,193
	439,509	436,952
Current	342,172	325,096
Non current	97,337	111,856

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

8.	Related Parties

a)	Summarized balances and transactions with related parties:

	June 30, 2012	March 31, 2012
Current asset
Commercial transactions
Shell Brazil Holding B.V.	109,827	71,167
Raízen Energia	8,831	21,554
Grupo Rezende Barbosa	151	2,116
Cosan Limited	508	458
Raízen Combustíveis	864	14,242
Others	17,913	4,680
	138,094	114,217
Corporate transactions / Contractuals
Shell Brazil Holding B.V.	76,908	65,679
Raízen Energia	417	-
Others	464	-
	77,789	65,679
Capital to be paid
Shell Brazil Holding B.V.	535,234	489,856
	535,234	489,856
Financial transactions
Raízen Energia	23	1,013
Grupo Rezende Barbosa	7,340	7,354
Cosan Biomassa	-	200
Others	66	55
	7,429	8,622

	758,546	678,374
Non current asset
Commercial transactions
Shell Brazil Holding B.V.	-	4,737
Raízen Energia	151	145
Others	-	24
	151	4,906
Corporate transactions / Contractuals
Shell Brazil Holding B.V.	249,552	244,046
Raízen Energia	205,936	214,740
Raízen Combustíveis	71,373	87,810
	526,861	546,596
Capital to be paid
Shell Brazil Holding B.V.	1,756	-
	1,756	-
Financial transactions
Shell Brazil Holding B.V.	2,991	-
Grupo Rezende Barbosa	103,954	105,751
Impulso Participações	1,131	67
	108,076	105,818
Corporate Reestructuring
Shell Brazil Holding B.V.	83,680	86,535
CTC - Centro de Tecnologia Canavieira	11,178	9,298
Others	1,734	-
	96,592	95,833
	733,436	753,153

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

	June 30, 2012	March 31, 2012
Current Liabilities
Commercial transactions
Shell Brazil Holding B.V.	30,322	5,433
Raízen Energia	661	38,439
Grupo Rezende Barbosa	21,020	12,577
Raízen Combustíveis	261	321
Others	396	13,836
	52,660	70,606
Corporate transactions / Contractuals
Shell Brazil Holding B.V.	79,851	77,631
Raízen Energia	35,363	26,140
	115,214	103,771
Financial Operation
Impulso Participações	1,111	1,111
Others	327	-
	1,438	1,111

	169,312	175,488
Non current Liabilities
Commercial transactions
Raízen Energia	950	790
Others	-	991
	950	1,781
Corporate transactions / Contractuals
Shell Brazil Holding B.V.	132,901	130,883
Raízen Energia	2,523	5,597
Others	3,904	2,714
	139,328	139,194
Preferred Shares
Shell Brazil Holding B.V.	235,169	248,743
	235,169	248,743

	375,447	389,718

	June 30, 2012	June 30, 2011
Sales of products/services
Vertical UK LLP	-	8.510
Outros	179	28
	179	8.538
Purchase of goods/services
Grupo Rezende Barbosa	39.159	120.287
Vertical UK LLP	-	86.234
	39.159	206.521
Land Lease
Aguassanta	5.658	7.568
Radar	5.542	8.860
	11.200	16.428
Financial income(expense)
Grupo Rezende Barbosa	507	691
Shell Brazil Holding B.V.	61.621	(9.104)
Outros	17	88
	62.145	(8.325)

(i)      Shell

Shell Holdings B.V. and its subsidiaries ("Shell") are related parties of Raizen Energia and Raízen Combustíveis, therefore, the transactions between Shell and these entities were treated by the Company as related party transactions and all balances disclosed are 50% proportionally consolidated.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

The short-term receivable is mainly comprised of (i) capital contribution receivable from Raízen Energia in the amount of R$ 535,234, (ii) and other receivables in the amount of R$ 186,735, represented by other reimbursements resulting from the formation of JVs.

The long-term receivables are represented mainly by (i) reimbursement of provisions existing at the legal entity contributed by Shell related to the contingencies in the amount of R$ 254,299, and (ii) a financial asset equivalent to the investment that Shell has in Iogen, valued at fair value, and that will be contributed to Raízen Energia in the amount of R$ 83,680.

The short term payable comprises mainly reimbursement tax credits of the legal entity contributed by Shell in the amount of R$ 79,851.

The long term payable refers to (i) reimbursement of judicial deposits in the legal entity contributed by Shell, which will be refunded when redeemed, in the amount of R$ 132,901, and (ii) reimbursement of tax credits of the legal entity contributed by Shell in the amount of R$ 235,169.

(ii)     Raízen Energia and Raízen Combustível

The balances with Raízen Energia and Raízen Combustível are consolidated proportionally at 50% considering the elimination of the portion related to the Company.

The balances in current assets in the amount of R$ 8,831 and R$ 864 in Raízen Energia and Raízen Combustíveis, respectively, represent receivables of (i) transportation and sugar elevation services provided by Rumo, (ii) sale of land by CLE and (iii) leased land.

Non-current assets receivable from Raízen Energia and Raízen Combustíveis represent, basically, tax credits which will be reimbursed to the Company when effectively realized by the JVs.

(iii)    Rezende Barbosa

The Company has receivables from Rezende Barbosa which are guaranteed by shares issued by Cosan.

The jointly-controlled entity "Raízen Energia" has long-term agreement with Group Rezende Barbosa to supply sugar-cane. The prices paid are based on the ATR prices published by CONSECANA.

(iv)    Vertical UK LLP

The Company sells and buys ethanol from Vertical UK LLP (“Vertical”) in the normal course of business. Vertical is a trading company headquartered in Switzerland for which the Company has indirectly a 50% non-controlling interests.

(v)     Aguassanta

The jointly-controlled entity Raízen Energia has land leased from entities controlled by Group Aguassanta (“Aguassanta”),a group of entities under common control, being Mr. Rubens Ometto de Silveira de Mello the ultimate controlling shareholder. The lease costs are paid considering the ATR price published by CONSECANA and contracts having terms expiring between 2026 and 2027.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

(vi)    Radar

The jointly-controlled entity Raízen Energia has leased land from Radar Propriedades Agrícolas S.A. (“Radar”), an associate. These rental costs are paid considering the price published by the ATR CONSECANA and most contracts have terms that expire in 2027.

b)	Officers and directors compensation

At the Annual General and extraordinary Meeting  on July 31 2012 was approved the total annual remuneration of directors of the Company for the fiscal year ending on March 31, 2013 amounting to U.S. $ 32,000 including fees and any bonus, and will be adjusted annually based on the outcome of collective wage negotiations.

9.	Business combinations

a)      Mime Distribuidora de Petróleo Ltda (“Mime”)

On April 1st, 2012, Cosan, through the partially controlled Raízen Combustíveis, acquired 72.3% stake of Mime’s common stock, paying in net assets valued at R$82,169.

Mime is located in the state of Santa Catarina and deals in fuel distribution and commercialization, besides its convenience store business. With this acquisition, Raízen Combustíveis operates three additional fuel distribution centers and 124 gas stations operated by Mime.

The fair value of the net assets used in the acquisition was R$82,169, and it was composed by the following items:

Description:
Accounts receivable	25,504
Inventory	6,118
Other assets	63
Property, plant and equipment	50,768
Intangible assets	17,070
Accounts payable	(4,474)
Deferred taxes and social contributions	(6,457)
Other liabilities	(6,423)
Total	82,169

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

The estimated fair value of the acquired assets and liabilities on the date of Mime’s acquisition was as follows:

Description
Cash and cash equivalents	246
Accounts receivable	57,588
Inventory	8,734
Recoverable taxes	5,400
Other assets	1,725
Property, plant and equipment	56,808
Intangible assets	20,267
Loans	(15,264)
Accounts payable	(5,594)
Related parties	(16,527)
Deferred taxes and social contributions	(6,457)
Other liabilities	(7,981)
Stake of non-controlling shareholders	(27,407)
Acquired net assets	71,538
Contributed net assets	82,169
Goodwill	10,631

The buying price on Mime’s acquisition was allotted on the basis of the preliminary fair value of acquired assets and liabilities. The preliminary  goodwill was allotted to the Raízen Combustíveis segment.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

10.	Equity income
				Investment		Equity income in affiliate
	Number of shares of the invested	Number of shares / shares of the investor	Percentage of interest(%)	June 30, 2012	March 31, 2012	June 30, 2012	June 30, 2011
Radar Propriedades Agrícolas S.A.	21,148,989	4,001,167	18,92%	291,399	283,259	10,972	1,961
Codexis Inc. (a)	35,965,000	5,573,000	15,50%	54,239	49,866	(1,088)	-
Logum Logística S.A. ("Logum") (a)	430,556,443	86,111,288	20,00%	24,573	25,731	(1,159)	-
Advance to purchase stake of capital at “Comma ”	-	-	0,00%	187,270	16,058	-	-
Others investiments	-	-	0,00%	54,451	44,115	(1,098)	-
				611,932	419,029	7,627	1,961

Changes on Investments:

March 31, 2012	419,029

Equity method	7.627
Advance for future capital increase and capital increase	6.615
Declared dividends by subsidiaries	(2.831)
Comprehensive income	158
Exchange rate variation on foreign in foreign investments	5.463
Addition to investments	171.212
Others	4.659
June 30, 2012	611.932

Information on investments:

June 30, 2012
	Assets	Liabilities	Equity	Income ( 3 months)
Radar Propriedades Agrícolas S.A.	1,900,158	359,904	1,540,254	6,723
Codexis	272,069	77,489	194,580	(13,245)
Logum	882,941	637,211	245,730	(11,581)

March 31, 2012
	Assets	Liabilities	Equity	Income ( 12 months)
Radar Propriedades Agrícolas S.A.	1,685,618	188,392	1,497,226	162,544
Codexis	247,663	60,552	187,111	(2,138)
Logum	741,782	484,471	257,311	(28,670)

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

12.  Biological assets

Changes in biological assets (sugarcane plants) are described below:

March 31, 2011	1,561,132
Change in fair value net of estimated selling costs	60,093
Increase due to planting and growing costs	551,974
Haversted cane transferred to inventory	(401,592)
Increase resulting from business combination (b)	(803,584)
March 31, 2012	968,023
Change in fair value net of estimated selling costs	17,459
Increase due to planting and growing costs	160,521
Haversted cane transferred to inventory (a)	(106,462)
Proportional consolidation impact due to the formation of JVs (50%)	22,026
June 30, 2012	1,061,567

(a)	Of this balance, RS63,196 were allotted to sugar and ethanol inventory on June 30th, 2012

(b)	The Company reflected the consolidation’s net effect of 100% of contributed companies on the date of JV’s formation and its proportional consolidation on the same date.

Sugarcane plants

Areas cultivated represent only sugarcane, without considering the land where these crops are found. The following assumptions were used to determine fair value using the discounted cash flow:

	June 30, 2012	March 31, 2012
Crop area (hectares)	402.428	382.798
Expect productivity (tons of cane per hectare)	78,20	78,20
Total amount of recoverable sugar – ATR (kg)	137,27	137,27
Price kg ATR projected average (R$/kg)	0,4881	0,4881

Sugar production depends on the volume and sucrose content of sugarcane grown or supplied by farmers located near the plants. The yield of the crop and the sucrose content in sugarcane mainly depend on weather conditions such as rainfall rate and temperature, which may vary and fluctuate.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

13.	Property, plant and equipament

	March 31, 2011	Additions	Write-offs	Capitalization/ Reclassification	Discontinued operations reclassification	Business Combination	June 30, 2012
Cost:
Land and Rural Properties	1,570,489	-	(70,530)	(102,141)	(8)	151	1,397,961
Buildings and Improvements	1,069,914	340	(1,182)	(95,497)	(61,798)	449	912,225
Machinery, Equipment and Facilities	5,274,545	10,896	(12,154)	576,453	(28,471)	3,820	5,825,089
Airplanes, vessels and vehicles	334,157	45	(3,016)	(73,083)	(333)	-	257,770
Rail Car and Locomotives	391,647	-	-	-	-	-	391,647
Furniture and Fixtures and Computer Equipment	125,267	259	(325)	6,228	(2,658)	238	129,009
Construction in progress	675,000	145,284	-	(200,528)	(9,862)	-	609,894
Repair and maintenance of machines and equipment	263,449	56,593	-	(13,378)	-	-	306,664
Others	157,508	4	(2,019)	(136,772)	-	-	18,722
Total	9,861,976	213,421	(89,226)	(38,718)	(103,130)	4,658	9,848,981

Depreciation:
Buildings and Improvements	(262,910)	(9,130)	373	(14,087)	6,847	(53)	(278,960)
Machinery, Equipment and Facilities	(1,388,712)	(88,445)	3,896	(124,687)	17,816	(1,558)	(1,581,690)
Airplanes, vessels and vehicles	(138,935)	(5,476)	2,942	3,884	253	-	(137,332)
Rail Car and Locomotives	(18,397)	(3,095)	-	-	-	-	(21,492)
Furniture and Fixtures and Computer Equipment	(81,302)	(3,204)	254	(18)	1,660	(27)	(82,637)
Repair and maintenance of machines and equipment	-	(58,263)	-	-	-	-	(58,263)
Others	(104,757)	(1,112)	1,885	93,699	-	-	(10,285)
Total	(1,995,013)	(168,725)	9,350	(41,209)	26,576	(1,638)	(2,170,659)
	7,866,963	44,696	(79,876)	(79,927)	(76,554)	3,020	7,678,322
Capitalization of borrowing costs

During the period ended June 30, 2012, borrowing costs capitalized amounted to R$10,335 (R$ 71,661 during the year ended March 31, 2012). The weighted average interest rate, used for capitalization of interest on the balance of construction in progress, was 6.21% per year this quarter (8.60% per year during the year ended March 31, 2012).

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

14.	Intangible assets

	March 31, 2012	Additions	Write offs	Capitazations / Reclassifications	Discontinued operations reclassification	Business Combination	June 30, 2012
Cost
Software license	106,970	33	(9)	320	(129)	-	107,185
Trademarks	608,411	-	-	(1,770)	(83,585)	-	523,056
Goodwill	2,932,255	-	-	3,153	-	5,316	2,940,724
Customer Base	885,380	6,127	(1,988)	60,227	-	-	949,746
Land leases agreements	79,919	-	-	(5,790)	-	-	74,129
Distribution rights	451,371	61,651	-	35,487	-	1,598	550,107
Railroad access	236,396	-	-	21,138	-	-	257,534
Others	122,071	-	-	(21,169)	-	-	100,902
Total	5,422,773	67,811	(1,997)	91,596	(83,714)	6,914	5,503,383

Depreciation/Amortization:
Software license	(85,055)	(2,501)	9	3	116	-	(87,428)
Trademarks	(110,431)	(15,834)	-	1,770	441	-	(124,054)
Customer Base	(66,146)	(17,799)	-	(68,596)	-	-	(152,541)
Leases	(12,652)	(385)	-	9,600	-	-	(3,437)
Distribution rights	(133,655)	(19,886)	-	(17,835)	-	-	(171,376)
Railroad access	(14,968)	(3,506)	-	(2)	-	-	(18,476)
Others	(67,611)	(1,520)	-	1,805	-	-	(67,326)
Total	(490,518)	(61,431)	9	(73,255)	557	-	(624,638)

	4,932,255	6,380	(1,988)	18,341	(83,157)	6,914	4,878,745

	Annual rate of
Intangible assets (excluding goodwill)	amortization	June 30, 2012	March 31, 2012

Software license	20.00%	19,758	21,915
Trademarks (a)	20.00%	250,628	260,313
Trademark Mobil (b)	10.00%	148,376	154,082
Trademark União (c)	2.00%	-	83,585
Custumer base (d)	3.00%	485,355	535,405
Operating license and costumer base (e)	4.00%	279,799	283,829
Favorable operating leases (f)	6.00%	69,531	67,267
Distribution rights (g)	Over the life of the agreement	378,732	317,716
Railroad access rights (h)		236,171	221,428
Others		69,671	54,460
Total		1,938,021	2,000,000

(a)	Refers to the right to use the trademark of fuel distribution through its joint venture Raízen Combustíveis.
(b)	Refers to the right to use the trademark of Mobil lubricants.
(c)	Refers to the right to use the trademark sugar União arising from business combination. Reclassified to assets held for sale (note 26).
(d)	Refers to the relationship between Raízen Combustívies and the gas station that maintain its flags and customer base acquired through business combination.
(e)	Refers to the customer base of Teacu acquired in its business combination
(f)	Refers to favorable lease contracts arising from the acquisition of Curupay
(g)	Intangible assets arising from exclusivity rights for fuel distribution.
(h)
Refers to railroad access rights in connection with cash contributed for improvements made on railroads operated by ALL (America Latina Logistica) based on a transportation agreement with Rumo entered into on December 24, 2009, expiring December 31, 2028.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

14.  Intangible assets (Continued)

Analysis of loss on the recoverable amount for the cash-generating units containing goodwill

The Company tests annually (March 31) the recoverable amount of intangible assets with indefinite useful life, composed primarily of a portion of goodwill for expected future earnings arising from processes of business combination and the formation of JVs. Property, plant and equipment and intangible assets subject to amortization are reviewed whenever there are indications that the carrying amount is not recovered.

During the period ended June 30, 2012, no indicators of impairment were identified that they would require a reworking of the impairment test by the Company.

Carrying amount of goodwill	June 30, 2012	March 31, 2012

Cash-generating unit Raízen Energia	1,401,384	1,405,407
Cash-generating unit Raízen Combustíveis	861,223	855,907
Cash-generating unit Rumo	99,879	98,972
Cash-generating unit Cosan - Other Business	578,238	571,969
Total Goodwill	2,940,724	2,932,255

15.  Loans and Long Term Debt

	Financial charges (1)		Consolidated
Description (1)	Index	Average annual interest rate (2)	June 30, 2012	March 31, 2012	Maturity date
Senior Notes Due 2014	Dollar (USD)	9.50%	366,329	322,654	jul/14
Senior Notes Due 2017	Dollar (USD)	7.00%	415,973	368,601	feb/17
BNDES	URTJLP	2.52%	688,994	683,586	oct/25
	Pre fixed	4.50%	214,115	185,568	jul/20
	UMBND	6.55%	19,981	18,365	jul/19
	Dollar (USD)	6.89%	8	11	nov/12
ACC	Dollar (USD)	1.87%	152,428	138,369	aug/13
Perpetual Notes	Dollar (USD)	8.25%	1,031,206	930,094	nov/15
Resolution 2471 (PESA)	IGP-M	3.95%	328,559	316,108	apr/23
	Pre fixed	3.00%	53	53	oct/25
Rural credit	Pre fixed	6.75%	20,796	20,460	oct/12
Working capital	Dolar (USD) + LIBOR	2.42%	662,678	410,002	apr/13
	IGP-M	11.00%	55	88	dec/12
	Pre fixed	13.86%	4,970	5,332	mar/15
Pre Payments	Dolar (USD) + LIBOR	4.01%	534,583	507,454	feb/16
Credit Notes	110% CDI	-	500,476	341,226	feb/14
	Dollar (USD)	2.35%	60,187	52,891	feb/13
Finame	Pre fixed	4.82%	381,398	-	jul/20
	URTJLP	2.17%	361,731	337,091	jan/22
	UMBND	8.39%	10	397,515	oct/12
Leasing	R$	14.99%	168	16	jun/14
Foreign Loans	LIBOR UK Semestral	3.65%	171,212	-	jul/17
Other			426	-	Diverses
Expenditure on issue of shares			(21,518)	163,905
			5,894,818	5,199,389
Current			1,212,476	540,237
Non-Current			4,682,342	4,659,152

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

(1)
All loans and long-term debt are guaranteed by promissory notes and endorsements of the Company and its jointly-controlled subsidiaries and controlling shareholders, besides other guarantees, such as: i) Credit rights originated from energy contracts (BNDES); ii) CTN and land mortgages; and iii) underlying assets being financed (Finame).

(2)	Financial charges on June 30, 2012;

Long-term debt has the following scheduled maturities:

	June 30, 2012	March 31, 2012
13 to 24 months	768,753	747,146
25 to 36 months	902,352	1,085,917
37 to 48 months	1,426,994	1,295,155
49 to 60 months	647,361	591,534
61 to 72 months	212,641	179,137
73 to 84 months	333,566	300,921
85 to 96 months	165,602	220,893
Thereafter	225,073	238,449
	4,682,342	4,659,152

PESA - Resolution 2471- Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

From 1998 to 2000, the Company and current the jointly-controlled Raízen Energia renegotiated their debts related to financing for agricultural costs with several financial institutions, reducing it to annual interest rates below 10%, ensuring the repayment of debt’s principal with assignment and transfer of Treasury Certificates, redeemable at the debt clearing, using the incentives promoted by Central Bank resolution No. 2471 of February 26, 1998. That debt is self-cleared by CTN (note 5).

Senior Notes Due 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued Senior Notes in the international market in accordance with “Regulation S” and “Rule 144A” in the amount of US$350,000 thousands, which are subject to interest of 9.5% per year, payable semiannually in February and August each year, beginning in February 2010.

Senior Notes Due 2017

On January 26, 2007, the wholly-owned indirect controlled Cosan Finance Limited issued Senior Notes in the international market in accordance with the “Regulation S” and “Rule 144A” in the amount of US$ 400,000 thousands, which are subject to interest at 7% per annum, payable semiannually in February and August of each year.

BNDES

Refers to the financing of cogeneration projects, greenfields (sugar and ethanol mills) and expansion of the logistics segment.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

Perpetual Notes

On January 24 and February 10, 2006, Cosan S.A. issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006. Those notes were repaid in May 2011 in connection with the internal restructuring to form the JVs.

For the repurchase of these notes were obtained new debt of working capital. On November 5, 2010 and July 13, 2011 the subsidiary Cosan Overseas Limited issued $500,000 of perpetual notes in the foreign market, in accordance with “Regulation S”. These notes bear interest at a rate of 8.25% per year, payable quarterly

Advances on Foreign Exchange Contracts (“ACC”), Pre payments and Credit Notes

ACC contracts, pre payments and credit notes have been signed with several financial institutions and will be cleared through exports made from 2011 to 2014. These transactions are subject to interest rates ranging from 1.0% to 6.25% per annum payable semiannually and on maturity.

Bank Debt – working capital

On May 16, 2011, a bank debt of US$ 450,000 thousands was issued in favor of the jointly-controlled subsidiary Raízen Energia in order to replace (and repay) the perpetual notes issued in 2006. This bank debt matures in two years, its interest is payable quarterly and is subject to LIBOR + interest of 2.15% per annum.

On October 4, 2011, a bank debt of US$ 100,000 thousand maturing in up to 5 (five) years was issued to the Company, with an annual prepayment clause and cost of LIBOR + 3.6% per annum, those resources were used in the financing of the company's operations.

FINAME

Refers to funding related to FINAME - Machinery and Equipment Financing, mediated by various financial institutions, and are intended for investment in property, plant and equipment.These loans are subject to interest payable monthly and are secured by liens on assets financed.

Foreign Loans

On June 29, 2012 the company Cosan Lubs Investments Limited subsidiary of Cosan S/A took out a loan £ 54.000 thousands in order to buy the control stake of Comma Oil and Chemicals Limited, which occurred in July 2012.

 Covenants

The Company, its subsidiaries and jointly-controlled entities are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. At June 30, 2012, Cosan, its subsidiaries and jointly-controlled entities were in compliance with its debt covenants.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

The measurements are required on an annual basis, upon the closing of the year (March 31, 2013).

16.	Tax Payable

Description	June 30, 2012	March 31, 2012

ICMS – State VAT	47,264	66,601
IPI	949	4,631
INSS	13,548	13,029
PIS	2,022	5,003
COFINS	9,626	21,294
Recovery program - Refis IV	1,264,457	1,287,941
Income tax payable	9,129	11,973
Others	12,808	33,871
Total	1,359,803	1,444,343
Current	175,968	241,719
Non – current	1,183,835	1,202,624

Tax recovery program – Law 11.941/09 e Provisional Measure 470/09 (“Refis IV”)

On May 27 and October 13, 2009, Law 11.941 and MP 470 were approved by the Brazilian government creating a tax recovery program, permitting the taxpayer to settle its federal tax debts, previous recovery programs, and other federal taxes under court discussions with discounts on previously charged penalties and interest and in installments. Such discounts generated a gain of R$270,333, recorded in the 2009 income statement.

Additionally, it was permitted for the taxpayer to offset a portion of the penalties and interest due with its balance of income tax loss carry forwards. MP470 also allowed taxpayers to use tax losses to offset the principal balance related to IPI taxes.

On June 29, 2011 the subsidiary Cosan Lubrificantes e Especialides S.A., successor entity of Esso Brasileira de Petróleio Ltda. (“Essobrás”), joined the tax recovery program upon request of ExxonMobil Brasil Holdings B.V. (“ExxonMobil”) (Note 5).

Maturities of long-term taxes payable are as follows:

	Consolidated
	June 30, 2012	March 31, 2012
13 to 24 months	101,805	99,083
25 to 36 months	101,214	97,707
37 to 48 months	100,616	97,254
49 to 60 months	100,440	96,909
61 to 72 months	99,342	96,270
73 to 84 months	98,653	95,229
85 to 96 months	98,727	95,229
Thereafter	483,038	524,943
	1,183,835	1,202,624

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

17.	Income taxes and social contribution

Cosan is incorporated in Bermuda which has no income taxes. The following relates to Brazilian income taxes of Cosan S.A., its subsidiaries and jointly controlled entities.

a)      Reconciliation of income and social contribution tax expenses:

	June 30, 2012	June 30, 2011
Pretax Income	(144,803)	3,082,797
Income tax and social contribution at nominal rate (34%)	49,233	(1,048,151)
Adjustments to determine the effective rate:
Equity income	2,593	667
Permanent diferences (donations, gifs, etc)	(3,016)	-
Stock options	(1,130)
Interest on capital	1,103
Operation profit	(249)	-
Tax loss and negative basis	(2,896)
Non-taxable income(loss) from overseas companies	61,106	(151,053)
Exchange variation on the paid up capital	19,219	-
Others	5,430	(26,101)
Income Tax and Social contribution Expense( current and deferred)	131,393	(1,224,638)
Effective Rate	90.74%	39.72%

b)     Deferred income tax on assets and liabilities

	30.06.2012				31.03.2012
	Basis	IRPJ 25%	CSLL 9%	Total	Total
Tax Losses:
Tax Losses	2,108,030	527,008	-	527,008	551,326
Negative basis of social contribution	2,105,974	-	189,538	189,538	197,863
Temporary Differences:
Monetary exchange	192,899	48,225	17,361	65,586	(37,387)
Accelerated depreciation	(64,477)	(16,119)	-	(16,119)	(13,798)
Amortized goodwill	(741,286)	(185,322)	(66,716)	(252,037)	(230,523)
Business combination	(1,428,830)	(357,207)	(128,595)	(485,802)	(539,142)
Docelar deconsolidation	30,197	7,549	2,718	10,267	-
Effect of the formation of JVs	(3,501,590)	(875,398)	(315,143)	(1,190,541)	(1,190,541)
Fair value allocated on Raízen Assets	(2,581,918)	(645,479)	(232,373)	(877,852)	(890,120)
Cost attributed - land	(366,151)	(91,538)	(32,953)	(124,491)	(124,491)
Provisions for contingencies and other temporary differences	1,127,241	281,812	101,452	383,263	376,407

Total		(1,306,469)	(464,711)	(1,771,180)	(1,900,406)

Deferred Income Tax - Asset				528,123	543,024
Deferred Income Tax – Liabilities				(2,299,303)	(2,443,430)
Total of deferred taxes				(1,771,180)	(1,900,406)

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

In assessing the recoverability of assets deferred income taxes, the administration considers annually the projections of future taxable income and the movement of temporary differences. This analysis is performed less frequently, if identified significant evidence that may impact the recovery of assets.

18.	Provision for judicial demands

	June 30, 2012	March 31, 2012
Tax	633,173	620,835
Civil	182,781	168,952
Labor	273,846	261,890
	1,089,800	1,051,677

Judicial deposits on June 30 and March 31, 2012 are presented as follows:

	June 30, 2012	March 31, 2012
Tax	412,361	411,619
Labor	67,474	65,142
Civil and enviromental	34,781	32,474
	514,616	509,235

Changes in provision for judicial demands:

	Tax	Civil	Labor	Total
March 31, 2012	620,835	168,952	261,890	1,051,677
Provisions	6,681	38,007	37,295	81,983
Settlements	(443)	(3,282)	(1,374)	(5,099)
Write-offs	(1,422)	(27,036)	(26,849)	(55,307)
Monetary variation	7,522	6,140	2,884	16,546
June 30, 2012	633,173	182,781	273,846	1,089,800

Judicial demands deemed as probable loss

(a)	Tax

The major tax legal proceeding as of June 30 and March 31, 2012 are described as follows:

Description	June 30, 2012	March 31, 2012
IPC – 89 (i)	82,561	82,173
Compensation with Finsocial (ii)	197,671	195,421
CIDE (iii)	93,841	93,841
ICMS credits (iv)	102,385	97,552
PIS and COFINS	17,595	17,445
IPI	16,066	15,970
IRPJ and CSLL	2,125	2,110
Other	120,929	116,323
	633,173	620,835

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

(i)
Since 1993, the subsidiary Cosan Lubrificantes e Especialidades (“Cosan CLE”) filed a suit to challenge the balance sheet restatement index (IPC) established by the federal government in 1989, considering the such index did not reflect the actual inflation back then. The use of this index led the Company to supposedly overstate and overpay the income and social contribution taxes. Cosan CLE obtained a favorable preliminary court ruling that allowed it to recalculate the financial position, using indexes that accurately measured the inflation over the period. In doing so the company adjusted the amounts of income and social contribution taxes payable and identified that overpayments for both taxes were offset in subsequent years until 1997. Despite the favorable court rulings, tax authorities issued a notice of infringement to the Company challenging all tax offsets performed in 1993 and some offsets in 1994 and 1997, which led the Company to record a provision in relation to those court rulings. No judicial deposits related to these processes.

(ii)
During the period from October 2003 to November 2006 the subsidiary Cosan CL compensated FINSOCIAL with several other federal taxes, based on a final court decision in Set/2003 in the context of an action that was discussed the constitutionality of the FINSOCIAL. No judicial deposits related to these processes.

(iii)
Prior the formation of the JV, Raízen Combustíveis, former Shell Brasil Ltda, recorded CIDE on services provided by operations. This contingency will be reimbursed by Shell if any payment is required, an equivalent amount is recorded as related parties. There are judicial deposits related to these processes, amounting R$170,835.

(iv)
The provision for ICMS credits is comprised of: (a) tax assessment received, in which, despite the defense filed at the administrative and judicial levels, the legal counsel of the Company understand it is more likely than not that a loss will occur, (b) recovery of credits and financial charges on issues in which Company´s management has a differing view from the tax authorities. There are judicial deposits related to these processes, amounting R$8,392.

(b)	Civil and Labor claims

The Company, its subsidiaries and jointly-controlled entities are parties to a number of civil claims related to (i) indemnity for physical and moral damages; (ii) public civil claims related to sugarcane stubble burning; and (iii) environmental matters.

The Company, its subsidiaries and jointly-controlled entities are also parties to a number of labor claims filed by former employees and service providers challenging, among other factors, the payment of additional hours, night shift premium and risk premium, employment inclusion, reimbursement of discounts from payroll, such as social contribution, trade union charges, among others.

Judicial demands deemed as possible loss

(a)	Tax claims

The main tax claims for which the unfavorable outcome is deemed possible and, therefore, no provision for legal claims was recorded in the financial statement, are as follows:

	June 30, 2012	March 31, 2012
Withholding income taxes (i)	206,580	204,249
ICMS – State VAT (ii)	1,783,143	1,705,220
IPI credit – NT (i)	1,410	378,735
Income Taxes (vii)	395,602	532,131
IPI – Federal VAT (iii)	381,282	-
Compensation with IPI – IN 67/98 (iv)	189,964	188,479
Contribution to IAA - Sugar & Ethanol Institute	2,647	-
INSS - social security and other (v)	446,452	83,875
PIS and COFINS (vi)	562,525	529,257
Others	436,357	493,471
	4,405,962	4,115,417

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

(i) Tax assessment – withholding income tax

In September 2006 the Federal Revenue Service served another notice of infringement on the Company, this time for failure to withhold and pay income tax at source on capital gains derived from the acquisition of a subsidiary.

(ii)  ICMS

Refers mainly to (i) Tax Assessment filed in view of the alleged lack of payment of ICMS and non-compliance with accessory obligation, in connection with the partnership and manufacturing upon demand, with Central Paulista Açúcar e Álcool Ltda., between May to December 2006 and May to December 2007; and (ii) ICMS levied on the remittances of crystallized sugar for export purposes. In accordance with the tax agent, such product is classified as semi-finished product and that, in accordance with the ICMS regulation, would be subject to taxation, (iii) ICMS levied on possible differences in terms of sugar and alcohol inventories, arising from magnetic tax files and Inventory Registry Books and (iv) ICMS concerning rate difference due to ethanol sales to companies located in other states, which, subsequently, had their registrations revoked and (v) disallowance of credit resulting from the acquisition of diesel used in the production process.

(iii)  IPI – Federal VAT

SRF Normative Instruction n° 67/98 approved the procedure adopted by the industrial establishments which performed remittances without registries and payment of the IPI rate, in regard to transfers of sugarcane carried out between July 6, 1995 and November 16, 1997 and refined sugar between January 14, 1992 and November 16, 1997. Such rule was considered in proceedings filed by the Federal Revenue Secretariat against the Company, the unfavorable outcome of which is deemed as possible, in accordance with the opinion of the Company’s legal advisors.

(iv)  Offsets against IPI credits – IN 67/98

SRF Normative Instruction No. 67/98 made it possible to obtain refund of IPI tax payments for sales of refined sugar from January 14, 1992 through November 16, 1997. In view of this rule, the Company applied for offsetting amounts paid during the relevant periods against other tax liabilities. However, the Federal Revenue Service denied its application for both reimbursement and offsetting of such amounts. The Company challenged this ruling in an administrative proceeding.

Upon being notified to pay tax debts resulting from offset transactions in light of certain changes introduced by IN SRF No. 210/02, the Company filed a writ of mandamus and applied for a preliminary injunction seeking to stay enforceability of offset taxes, in an attempt to prevent the tax authorities from demanding the relevant tax debts in court. The preliminary injunction was granted by court.

(v) INSS

Refers mainly to tax assessment received and defended by the legal counsel, concerning social security contribution on: (i) stock option plan and (ii) export sales and (iii) resale of materials for companies under common control and suppliers.

(vi) PIS and COFINS

Refers, mainly, to the reversal of PIS and COFINS credits, provided by Laws 10.637/2002 and 10.833/2003, respectively. Those reversals arise from a differing interpretation of the laws by the Internal Revenue Service in regard to raw materials. Such discussions are still at the administrative level.

(vii)  IR/CSLL – Assesment Notice

In December 2011, the Company received notices of violation in the amount of R$ 400,318, drawn up by the Federal Revenue of Brazil charging of income tax and social calendar years 2006 to 2009, questioning: (i) deductibility of expenses for amortization of certain goodwill (ii) compensation for tax losses and negative social contribution calculation and (iii) tax on revaluation differences of the property included in fixed assets. The Company filed its defense in January 2012 and, together with its legal advisors, classified as possible loss amount of R$ 204,221. The remaining R$ 327,710 refers to various other claims in connection with income taxes and social contribution in several legal entities pertaining the subsidiaries and jointly controlled entities.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

(b)	Civil and labor

The main civil and labor claims for which the unfavorable outcome is deemed possible are as follow:

	June 30, 2012	March 31, 2012
Civil	1,437,073	869,954
Labor	1,214,624	1,200,573
	2,651,697	2,070,527

19.	Equity

a)	Common Stock

On June 30, 2012, the Company's capital was composed as follows:

Shareholders	Class A and/or BDRs	%	Class B	%
Queluz Holding Limited	7,941,111	4.55	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.15
Fundos Gávea	39,445,393	22.62	-	-
Others	126,968,837	72.83	-	-
Total	174,355,341	100	96,332,044	100

Class B1 shares give entitlement to 10 votes per share to shareholders and Class A are entitled to one vote per share for shareholders.

b)	Repurchase of shares

On September 16, 2011, the Board of Directors approved the repurchase of shares of the Company to be held in treasury, cancellation or transfer. The deadline for completion of the transaction is 365 days and the maximum value of repurchase is U.S. $ 100 million.

During the quarter ended June 30, 2012, the Company acquired 690,000 shares for R$ 17,419 including spending on share repurchases under the share repurchase plan approved by the Board of Directors Meeting held on 16 September in 2011. The average value of the shares acquired in the period was R $ 25.24 and the maximum and minimum value of R $ 25.60 and R $ 24.56 respectively, per share.

On June 30, 2012, the Company held 5,996,502 treasury shares, whose market value at that date was U.S. $ 25.65.

c)	Earnings per share

Earnings per share is calculated by dividing net income by weighted average number of common shares in circulation during the year.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

19.	Equity (continued)

Cosan Limited does not have stock or option open to the dilution effect, so the following table provides the calculation of earnings per share basic and diluted for the periods ended June 30, 2012 and 2011 (in thousands, except per share amounts):

	June 30, 2012		March 31, 2012
Numerator:
Net income for the period from continued operations		(24.016)		1,858,159
Net Income for the period from discontinued operations		(930)
Denominator:
Weighted average number of common shares		270,687,385		270,687,385
Income (loss) basic and diluted earnings per common share	R$	(0,089)	R$	6,865
Loss basic and diluted earnings per common share – discontinued operations	R$	(0,003)

20.	Gross sales
	June 30, 2012	June 30, 2011
Gross revenue from sales of products and services	6,526,048	5,597,843
Indirect taxes and deductions	(400,430)	(409,863)
Net revenue	6,125,618	5,187,980

21.	Financial results, net

	June 30, 2012	June 30, 2011
Financial Expense
Interests	(116,490)	(107,390)
Monetary variation	(15,190)	(3,775)
Bank fees	(25,792)	(3,163)
	(157,472)	(114,328)
Financial Income
Interests	17,369	21,289
Monetary variation	6,393	(5,426)
Investments	23,319	17,902
Others	13	59
	47,094	33,824

Foreign exchange variation, net (1)	(198,493)	58,774
	(198,493)	58,774
Derivatives, net (2)
Commodities derivatives	2,133	22,525
Exchange rate and interest derivatives	(12,091)	10,765
	(9,958)	33,290

	(318,829)	11,560

(1)	Includes gains (losses) of foreign exchange rate over assets and and liabilities denominated in foreign currency; and

(2)
Includes realized results and unrealized results on operations in future market, options, swaps and NDFs, in addition to effects from non-designated instruments and from the ineffective portion of hedge accounting.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

22.	Other Income (expense), net

	June 30, 2012	June 30, 2011

Revenue from port operations	4,229	7,717
Provision for judicial demand	(26,615)	(13,819)
Income on disposal of noncurrent assets	58,557	17,049
Revenue from the sale of scrap and waste	1,070	2,060
Rental and leasing income	18,534	7,573
Revenue from Royalties	4,920	1,636
Other income (expense), net	2,438	(194)
	63,133	22,022

On June 2, 2012, the Company completed the disposal of airplane’s fueling plant at seven airports presenting a result of R $ 84,973, reported in line "Income on disposal of noncurrent assets”.

23.	Financial Instruments

Financial risk management

a)	Overview

The Company is exposed to the following risk related to the use of financial instruments:

•	Price risk
•	Foreign exchange rates
•	Interest rates
•	Credit risk
•	Liquidity risk

This note presents information about the Company, its subsidiaries and jointly-controlled entities exposure for which risk above, the object of the Company’s risk management policies, the polices and processes for measurement, risk management and capital management.

b)	Risk management structure

The risks of each type of business markets are managed and monitored by the company and, where applicable, has risk committees to discuss and determine the hedge strategy of the company in accordance with its policies and guidelines.

There is, in Raízen Energia, a Risk Committee that meets weekly to analyze the behavior of commodity markets (mainly sugar), exchange rate and decide about coverage position and sugar pricing strategy to export, seeking to reduce the adverse effects of changes in prices and exchange rates, as well as monitor the liquidity risk and counterparty risk (credit).

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

The Company, its subsidiaries and its jointly-controlled entities are exposed to market risks, mainly related to the volatility of sugar prices and foreign exchange rates, Management analyzes these risks and uses financial instruments to hedge a portion of the risk exposure.

At June 30, 2012 and March 31, 2012, fair values related to transactions involving derivative financial instruments with the purpose of hedge or other purposes were measured at market value (fair value) by observables factors such as quoted prices in active markets or discounted cash flows based on market curves and are presented below:

	Nocional		Fair Value
	June 30, 2012	March 31, 2012	June 30, 2012	March 31, 2012	P&L (*)
RAIZEN ENERGIA
Price Risk
Commodities derivatives
Future Agreements	1,370,652	1,194,225	93,681	24,378	93,681
Option Agreements	-	8,954	-	782	-
			93,681	25,160	93,681

Exchange rate risk
Exchange Rate Derivative
Future Agreements	1,104,276	490,949	47,281	1,682	47,281
Term Agreements	419,170	258,690	5,068	1,773	5,068
Lock Exchange	363,276	256,381	(16,418)	3,402	(16,418)
			35,931	6,857	35,931

Interest Rate Risk
Derivatives Interests	353,728	318,868	(4,472)	(1,495)	(4,472)
			(4,472)	(1,495)	(4,472)
Total Raízen Energia			125,140	30,522	125,140
Cosan Consolidated (50% Raizen Energia)			62,570	15,261	62,570

Derivatives in the Company and subsidiaries

Exchange Rate Risk
Exchange Rate Derivative
Term Agreements	306,261	325,029	11,512	(5,282)	11,512
			11,512	(5,282)	11,512

Total Cosan (including 50% Raízen)			74,082	9,979	74,082
Total Asset			114,918	19,590
Total Liabilities			(40,836)	(9,611)

(*) Values from the income statement calculated for the year ended June 31, 2012.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

23.	Financial Instruments (Continued)

c)	Price Risk

This arises from the potential for fluctuations in the market prices of products sold by the Raizen Energia, mainly raw material sugar - VHP (sugar NY#11) and white sugar (LIFFE sugar #London#5). These fluctuations in prices can cause substantial changes in the revenues. To mitigate these risks, the Raizen Energia constantly monitors the markets, seeking to anticipate changes in prices. The positions of the consolidated derivative financial instruments to hedge the price risk of commodities are shown in the table below:

Price Risk : Commodities derivatives opened in June 30, 2012
Derivatives	Purchased/Sold	Market	Contract	Nocional (USD)	Nocional (R$ thousand)	Fair Value (R$ thousand)
Financial Instruments contracted by Raízen Energia:

Composition of balances of derivative financial instruments designated in hedge accounting

Future	Sold	NYBOT	Sugar#11	742,274T	766,985	72,033
Future	Sold	NYBOT	Sugar#11	237,450T	242,246	14,749
Future	Sold	NYBOT	Sugar#11	170,340T	164,240	3,241
Future	Sold	NYBOT	Sugar#11	229,474T	221,256	3,651
Sub-total Future of sugar sold				1,379,538T	1,394,727	93,674

Composition of balances of derivative financial instruments non-designated in hedge accounting

Future	Purchased	NYBOT	Sugar#11	(11,024T)	(10,328)	(7)
Future	Purchased	NYBOT	Sugar#11	(12,955T)	(12,335)	77
Future	Purchased	NYBOT	Sugar#11	(914T)	(907)	(38)
Future	Purchased	NYBOT	Sugar#11	(508T)	(505)	(25)
Sub-total Future of sugar Purchased				(25,401T)	(24,075)	7
Sub-total Future of sugar				1,354,137T	1,370,652	93,681
Total Goods					1,370,652	93,681

The fair value of these derivatives was measured by observable factors, such as quoted prices in active markets and, in some cases, by means of models whose assumptions are observable in the market.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

23.	Financial Instruments (Continued)

d)	Foreign Exchange risk

This arises from the possibility of fluctuations in the exchange rates of the foreign currencies used by its subsidiaries and jointly-controlled entities for the export revenues of products, imports, debt cash flow and other assets and liabilities denominated in a foreign currency,  Its subsidiaries and jointly-controlled entities use derivative transactions to manage the risks of cash flow coming from the export revenues denominated in U,S, dollars, net of other cash flows denominated in foreign currency, The table below demonstrates the consolidated positions outstanding on june 30, 2012 of derivatives used to hedge exchange rates:

Price Risk: derivatives of foreign currencies open in June 30, 2012
Derivatives	Purchased/Sold	Market	Contract	Maturity	Nocional (USD)	Nocional (R$ thousand)	Fair Value (R$ thousand)
Financial Instruments contracted by Raízen Energia:
Composition of balances of derivative financial instruments non designated in hedge accounting

Term	Sold	OTC/Cetip	NDF	2-Jan-2013	200,000	419,170	5,068
Sub-total de Termos Vendido					200,000	419,170	5,068
Future	Sold	BMFBovespa	Comercial Dollar	2-Jul-2012	1,105,250	2,251,205	70,253
Future	Sold	BMFBovespa	Comercial Dollar	1-Aug-2012	640,250	1,328,442	37,809
Sub-total Future Sold					1,745,500	3,579,647	108,062
Future	Purchased	BMFBovespa	Comercial Dollar	2-Jul-2012	(913,250)	(1,884,471)	(53,759)
Future	Purchased	BMFBovespa	Comercial Dollar	1-Aug-2012	(214,000)	(434,412)	(1,228)
Future	Purchased	BMFBovespa	Comercial Dollar	1-Oct-2012	(13,000)	(25,202)	(960)
Future	Purchased	BMFBovespa	Comercial Dollar	2-Jan-2013	(13,000)	(25,540)	(969)
Future	Purchased	BMFBovespa	Comercial Dollar	1-Apr-2013	(13,000)	(25,867)	(958)
Future	Purchased	BMFBovespa	Comercial Dollar	1-Jul-2013	(13,000)	(26,228)	(971)
Future	Purchased	BMFBovespa	Comercial Dollar	1-Oct-2013	(13,000)	(26,611)	(972)
Future	Purchased	BMFBovespa	Comercial Dollar	2-Jan-2014	(13,000)	(27,040)	(964)
Sub-total Future Purchased					(1,205,250)	(2,475,371)	(60,781)
Exchange Lock	Sold	OTC	Comercial Dollar	2-Jul-2012	20,000	38,254	(2,181)
Exchange Lock	Sold	OTC	Comercial Dollar	2-Jul-2012	30,000	58,104	(2,541)
Exchange Lock	Sold	OTC	Comercial Dollar	6-Sep-2012	20,000	36,044	(4,799)
Exchange Lock	Sold	OTC	Comercial Dollar	13-Sep-2012	40,250	74,881	(7,433)
Exchange Lock	Sold	OTC	Comercial Dollar	24-Sep-2012	25,000	49,098	(2,147)
Exchange Lock	Sold	OTC	Comercial Dollar	1-Mar-2013	50,000	106,895	2,683
Sub-total Exchange Lock					185,250	363,276	(16,418)
Total of Exchange rate derivatives (Raízen Energia)					925,500	1,886,722	35,931

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

23.	Financial Instruments (Continued)

Price Risk: derivatives of foreign currencies open in June 30, 2012
Derivatives	Purchased/Sold	Market	Contract	Maturity	Nacional (USD)	Nocional (R$ thousand)	Fair Value (R$ thousand)
Financial instruments contracted by Company and subsidiaries - except Raizen Energia
Composition of balances of derivative financial instruments non-designated in hedge accounting

Term	Purchased	OTC	NDF	3-Aug-2012	6,188	11,978	584
Term	Purchased	OTC	NDF	3-Aug-2012	4,197	7,239	1,280
Term	Purchased	OTC	NDF	1-Nov-2012	6,188	12,239	469
Term	Purchased	OTC	NDF	1-Nov-2012	4,197	7,390	1,216
Term	Purchased	OTC	NDF	4-Feb-2013	6,188	12,504	362
Term	Purchased	OTC	NDF	4-Feb-2013	4,197	7,546	1,155
Term	Purchased	OTC	NDF	3-May-2013	6,188	12,739	266
Term	Purchased	OTC	NDF	3-May-2013	4,197	7,696	1,089
Term	Purchased	OTC	NDF	2-Aug-2013	6,188	12,997	158
Term	Purchased	OTC	NDF	2-Aug-2013	4,197	7,859	1,015
Term	Purchased	OTC	NDF	4-Nov-2013	6,188	13,256	57
Term	Purchased	OTC	NDF	4-Nov-2013	4,197	8,032	937
Term	Purchased	OTC	NDF	4-Feb-2014	6,188	13,521	(49)
Term	Purchased	OTC	NDF	4-Feb-2014	4,197	8,190	874
Term	Purchased	OTC	NDF	2-May-2014	6,188	13,743	(121)
Term	Purchased	OTC	NDF	2-May-2014	4,197	8,340	815
Term	Purchased	OTC	NDF	4-Aug-2014	6,188	14,002	(197)
Term	Purchased	OTC	NDF	4-Aug-2014	4,197	8,507	759
Term	Purchased	OTC	NDF	4-Nov-2014	6,188	14,261	(265)
Term	Purchased	OTC	NDF	4-Nov-2014	4,197	8,666	714
Term	Purchased	OTC	NDF	4-Feb-2015	6,188	14,497	(312)
Term	Purchased	OTC	NDF	4-Feb-2015	4,197	8,813	681
Term	Purchased	OTC	NDF	4-May-2015	6,188	14,726	(357)
Term	Purchased	OTC	NDF	4-May-2015	4,197	8,942	661
Term	Purchased	OTC	NDF	4-Aug-2015	6,188	15,003	(538)
Term	Purchased	OTC	NDF	4-Aug-2015	4,197	9,089	566
Term	Purchased	OTC	NDF	4-Nov-2015	6,188	15,254	(750)
Term	Purchased	OTC	NDF	4-Nov-2015	4,197	9,231	443
Total Exchange rate derivatives (Company and subsidiaries)					145,390	306,260	11,512

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

23.  Financial Instruments (Continued)

On June 30, 2012 and march 31,2012, the Company, its subsidiaries and its jointly-controlled entities had the following net exposure to the exchange rate variation on assets and liabilities denominated in US, dollars:

	June 30, 2012		March 31, 2012
	R$	US$ (in thousands)	R$	US$ (in thousands)
Cash and Cash equivalents	96,776	47,878	24,426	13,406
Restricted cash	82,759	40,943	45,976	25,232
Accounts receivable	168,259	83,243	164,681	90,380
Related parties (Shell)	497,983	246,368	436,362	239,483
Loans and Long Term Debt	(3,394,604)	(1,679,407)	(2,730,076)	(1,498,314)
Net foreign exchange exposure	(4,240,381)	(1,260,975)	(2,058,631)	(1,129,813)

e)	Effect of Hedge Accounting

The jointly-controlled entity Raízen Energia formally designated its transactions subject to hedge accounting for cash flow hedges from sugar VHP (raw material) export revenue, documenting: (i) the relationship of the hedge, (ii) the purpose for taking the hedge and its risk management strategy, (iii) identification of the financial instrument, (iv) the transaction or item covered, (v) the nature of the risk being hedged, (vi) a description of the hedging relationship (vii) the demonstration of correlation between the hedge and the object of coverage, and (viii) the prospective analysis of hedge effectiveness. The derivative financial instruments of Sugar # 11 (NYBOT or OTC) were designated to cover the risk of price and Non-Deliverable Forwards (NDF) to cover exchange rate risk, as demonstrated in topics (b) and (c) of this Note.

The Company records gains and losses deemed effective for purposes of hedge accounting to a specific account in equity (“other comprehensive income”), until the object of coverage (hedged item) affects the profit and loss, On June 30, 2012, the amounts recorded in other comprehensive income related to hedge accounting are as follows:

			Expected period to affect P&L
Derivative	Market	Risk	2012/2013	2013/2014	Total

Future	OTC / NYBOT	#11	161,178	21,803	182,981
			161,178	21,803	182,981

(-) Deferred income tax			(54,802)	(7,413)	(62,215)
Effect on the Raizen Equity			106,376	14,390	120,766
Effect on equity of Cosan (50%)					60,383

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

23.	Financial Instruments (Continued)

e)	Effect of Hedge Accounting

The changes for the period of the effect of hedge accounting on other comprehensive income of Cosan S.A.is shown below:

Cash flow hedge

Balance at March 31, 2012	14,114
Gain/(losses) of cash flow hedges for the period:	-
Commodities futures and swap contracts	81,114
Reclassification adjustments for losses included in the income statement	(11,010)
Total Effect on Equity Adjustment resulting from hedge cash flow (before deferred IR / CS )	70,104
Effect of deferred IR / CS in Equity Adjustment	(23,835)
Net effect of the tax period	46,269
Balance at June 30, 2012	60,383

f)        Interest rate risk

The Company, its subsidiaries and jointly-controlled entities monitors the fluctuations in variable interest rates in connection with certain debts, especially those related to the risk of LIBOR, and makes use of derivative instruments in order to minimize these risks. The table below shown the consolidated positions open on June 30, 2012 of derivatives used for  interest rate:

Price Risk : derivatives of interests open in June 30, 2012
Derivatives	Assets/Liabities	Market	Maturity	Nocional (thousands USD)	Nocional (R$ thousand)	Fair Value (R$ thousand)

Interest rate Swap	LIBOR 3M / pré	OTC	Jan/2016	175,000	353,728	(4,472)
Total				175,000	353,728	(4,472)

g)      Credit risk

A significant portion of sales made by the subsidiaries and jointly-controlled entities is to a select group of best-in-class counterparts (i,e, trading companies, fuel distribution companies and large supermarket chains).

Credit risk is managed through specific rules of client acceptance including credit ratings and limits for customer exposure, including the requirement of a letter of credit from major banks and obtaining actual warranties on given credit, when applicable, Management believes that the risk of credit is covered by the allowance for doubtful accounts.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

23.	Financial Instruments (Continued)

g)	Credit risk (Continued)

The Company, buys and sells commodity derivatives in futures and options markets on the New York Board of Trade (NYBOT) and the London International Financial Futures and Options Exchange (LIFFE), as well as in the over-the-counter (OTC) market with selected counterparties. The Company and its jointly-controlled entities buy and sell foreign exchange derivatives on BM&FBovespa and OTC contracts registered with CETIP (OTC clearing house) with banks Espirito Santo Investment do Brasil S.A., Deutsche Bank S.A. –Banco JP Morgan S.A. and Banco Standard de Investimentos S.A.

Guarantee margins – The Company’s derivative operations on commodity exchanges (NYBOT, LIFFE and BM&FBovespa) require an initial guarantee margin, The brokers with which the Company operates on these commodity exchanges offer credit limits for these margins, As of June 30, 2012, the total credit limit used as initial margin required by the NYBOT was R$ 70,055 (R$62,247 as of March 31, 2012). As a requirement to trade in BM&FBovespa, the Company posted on June 30, 2012, the amount of R$168,701 (R$76,436 as of March 31, 2012) as guarantee in the form of a settlement bond issued by a first-class banking institution,

h)	Liquidity risk

Liquidity risk is the risk that the Company, its subsidiaries and jointly-controlled entities will encounter difficulties in meeting the obligations associated with its derivative financial liabilities that are settled with cash payments or other financial assets. The approach of the Company, its subsidiaries and jointly-controlled entities liquidity management is to ensure, as much as possible, which always has sufficient liquidity to meet its obligations to win, under normal and stress, without causing unacceptable losses or risk damaging the reputation of the Company, its subsidiaries and jointly-controlled entities,

i)	Fair value

The fair value of financial assets and liabilities is included in the price at which the instrument could be exchanged in a current transaction between parties willing to negotiate, and not in a forced sale or liquidation. The following methods and assumptions were used to estimate the fair value,

Cash and cash equivalents, accounts receivable, accounts payable and other short-term obligations approximate their respective carrying values due largely to short-term maturity of these instruments,

The fair value of marketable securities and bonds is based on price quotations on the date of the financial statements. The fair value of non-negotiable instruments, bank loans and other debts, obligations under finance leases, as well as other non-current financial liabilities are estimated by the discounted future cash flows using rates currently available for debt or deadlines and similar instruments.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

23.	Financial Instruments (Continued)

i)          Fair value (Continued)

The fair market value of Senior Notes due 2014 and 2017, described in note 16, at its market price are 115,5% and 106% respectively, of its face value at June 30, 2012.

The fair market value of Perpetual bonds, described in note 16, at its market price is 106%, respectively, of its face value at June 30, 2012.

In respect of other loans and financing, their fair market values substantially approximate the amounts recorded in the financial statements due to the fact that these financial instruments are subject to variable interest rates.

The fair value of financial assets available for sale is obtained through quoted market prices in active markets, if any.

The Company, its subsidiaries and jointly-controlled entities enter into derivative financial instruments with various counterparties, primarily financial institutions with credit ratings of investment grade. The derivatives valued using valuation techniques with observable market data relate mainly to interest rate swaps, foreign exchange contracts and term contracts for commodities futures. The valuation techniques applied more often include pricing models for fixed-term contracts and swaps, with a present value calculation, The models incorporate various data, including credit quality of counterparties, the rates of currency spot and forward, interest rate curves and forward rate curves of the commodity underlying.

Fair value hierarchy

The Company, its subsidiaries and jointly-controlled entities have the following hierarchy to determine and disclose the fair value of financial instruments by the technical evaluation:

•	Level 1: quoted prices in a active market to identical assets and liabilities;
•	Level 2: other techniques for which all data that have significant effect on the fair value recorded are observable, directly or indirectly;
•	Level 3: techniques that use data that have significant effect on the fair value recorded that are not based on observable market data.

Assets and liabilities measured at fair value	Level 1	Level 2	Total

June 30, 2012
Warrants Radar	-	140,610	140,610
Derivative financial assets	100,872	14,046	114,918
Derivative financial liabilities	(30,391)	(10,445)	(40,836)
Total	70,481	144,211	214,692

March 31, 2012
Warrants Radar	-	140,821	140,821
Derivative financial assets	17,002	2,588	19,590
Derivative financial liabilities	(8,863)	(748)	(9,611)
Total	8,139	142,661	150,800

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

j)	Sensitivity analysis

Following is the sensitivity analysis of the fair value of financial instruments, in accordance with the types of risks deemed to be significant by the Company and its joint-controlled entities:

Assumptions for sensitivity analysis

For the analysis, the Company, adopted three scenarios, being one probable and two that may have effects from impairment of the fair value of the financial instruments. The probable scenario was defined based on the futures sugar and US dollar market curves as of June 30, 2012, the same which determines the fair value of the derivatives at that date, Possible and remote scenarios were defined based on adverse impacts of 25% and 50% over the sugar and dollar price curves, which served as basis for the probable scenario.

Sensitivity analysis

Following is the sensitivity analysis on the change in the fair value of the Company’s financial derivatives:

			Impacts on P&L (*)
	Risk Factor	Probable Scenario	Variation Scenario (25%)	Variation Scenario (50%)
Price Risk
Goods Derivatives
Future Contracts
Selling agreements	Increase of the sugar price	46,836	(162,632)	(325,263)
Purchasing agreements	Decrease of the sugar price	4	(3,010)	(6,021)

Exchange rate risk
Exchange rate Derivatives
Future Contracts
Selling agreements	Increase of exchange rate R$/US$	57,440	(468,356)	(936,711)
Purchasing agreements	Decrease of exchange rate R$/US$	(33,799)	(332,777)	(665,199)
Forward contract
Selling agreements	Increase of exchange rate R$/US$	14,046	(49,857)	(99,713)
Lock Exchange
Selling agreements	Increase of exchange rate R$/US$	(8,209)	(46,501)	(93,003)
Interest rate risk
Income Derivatives
Swap Contracts	Decrease in LIBOR Curve	(2,236)	(937)	(1,878)
(*) Results projected to occur within 12 months from June 30, 2012.

k)	Capital management

The administration's policy is to maintain a solid capital base to maintain the confidence of the investor, creditor and market and ensuring the future business development. The Administration monitors the return on capital, which the Company defines as the result of operating activities divided by total net equity, as well as monitors the level of dividends to shareholders.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

24.	Pension and other post-employment benefits plan

	June 30, 2012	March 31, 2012
Futura	35,076	34,725
Other	2,587	2,587
Total	37,663	37,312

a)	Pension plan

Defined benefit

The Company’s subsidiary Cosan Lubricantes e Especialidades S.A. has a noncontributory defined benefit pension plan (Futura -former- Previd Exxon) covering certain employees upon retirement. This plan was altered to allow its settlement and was approved by the relevant authority on May 5, 2011. The settlement is the process whereby the plan is closed to any new entrants, with the cessation of contributions, guaranteeing the participants a benefit that is in proportion to the rights they had accumulated in the plan up until March 31, 2011.

Defined contribution

Since June 1, 2011, the Company and its subsidiaries sponsor a variable contribution plan, for all employees (Futura II). The Company does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all benefits owed. During the period ended June 30, 2012 the amount of contributions totaled R$1,926.

Since June 1, 2011, the jointly-controlled entities sponsor a defined contribution plan, for all employees (Raiz Prev). The jointly-controlled entities do not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all benefits owed. During the period ended June 30, 2012 the amount of contributions totaled R$2,662.

25.	Share-Based Payments

In the shareholder’s meeting held on July 29, 2011, the guidelines for the outlining and structuring of the stock option compensation plan for Cosan S.A.’s officers and employees were approved, authorizing the issuance of up to 5% of shares comprising Cosan S.A.’s total capital. This stock option plan was outlined to attract and retain officers and key employees, offering them the opportunity to become Cosan S.A.’s shareholders.

On August 18, 2011, Cosan S.A.’s board of directors approved the total stock option grant corresponding up to 12,000,000 common shares to be issued or treasury shares held by Cosan S.A., corresponding 2.41% of the share capital at that time.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

25.	Share-Based Payments (Continued)

On the same date the eligible executives were informed of the all terms and conditions of the stock-option plan.

According to the average market value of the shares on a 30 day period ending at issuance, the exercise price was defined to be R$22.80 per share, without any discount. The fair value of options granted was estimated using the binomial model in compliance with the terms and conditions of each granted option.

The stock options were divided into “Tranche A” and “Tranche B”. The vesting period is described below.

Tranche A - The options can be exercised after a waiting period of one year, considering a maximum percentage of 20% per annum of the total stock options offered by Cosan S.A. within a period of 5 years. Exercise period ends August 19, 2016.

Tranche B - The options can be exercised after a waiting period of one year, considering a maximum percentage of 10% per annum of the total stock options offered by Cosan S.A. within a period of 10 years. Exercise period ends August 19, 2021.

The options may be exercised with the issuance of new shares or treasury shares that the company may have. The employees that leave Cosan S.A. before the vesting period will forfeit 100% of their rights.

As of August 19, 2011, 9,825,000 options related the shared based compensation was granted. The fair value of share based payments was estimated adopting the binomial model with the following premise:

	Options granted on August 18, 2011	Options granted on August 18, 2011
	Tranche A	Tranche B
Grant price - R$	22.8	22.8
Expected life (in years)	1 a 5	1 a 10
Interest rate	12.39%	12.39%
Expected Volatility	31.44%	30.32%
Weighted average fair value at grant date - R$	6.80	8.15

26.	Assets held for sale and Discontinued operations

On May 28, 2012, the Company signed a contract with the association Arfei Comercio e Participações S.A. (“Arfei”) and the  GIF Codajas Participações S.A. (“GIF Codajas”), an investment fund managed by Gavea Investimentos Ltda., where the Company agrees to sell Docelar’s stake for R$ 345 milhões and the remaining of the investment  will be represented by an interest of 11,72% on Camil. The transaction will be effected when the above conditions are met. The Docelar is the legal entity that operates the retail business of sugar (Cosan Alimentos).

The main balances of the balance sheet and the income for the period of Docelar are presented in Note 27 - Segment Information. Additionally, the Docelar’s operations activities cash flow on the period was R$ 53,501.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

27.	Segment information

a)	Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and to decide on the allocation of resources.

Considering the formation of JVs Raízen Energia, Raízen Combustíveis and acquisition of the sugar retail business, Cosan has increased the presentation of its segments to fi segments, as shown below. The information for prior periods have been reclassified to make them comparable with the information of the current period.

Continued operations

(i)
Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interest in companies of research and development in new technologies involved in this segment.

(ii)	Raízen Combustíveis: distribution and marketing of fuels and lubricants, mainly through franchised network of service stations under the brand “Shell” and "Esso" throughout Brazil.

(iii)	Rumo: logistics services for the transport, storage and port lifting, mainly for sugar products.

(iv)	Cosan other business: sale and distribution of lubricants, investments in agricultural land (through Radar) and other investments, in addition to the corporate activities of the Company.

Discontinued operations

(v)	Cosan Alimentos: sale of food, mainly, of sugar in the retail under the brands “União” and “Da Barra”.

The following selected information result and segment assets that were measured in accordance with the accounting practices used in the preparation of consolidated information:

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

27.	Segment information (Continued)

a)	Segment information (Continued)

	June 30, 2012
	Raízen Energia (*)	Raízen Combustiveis (*)	Rumo	Cosan others business	Elimination 50% Raízen	Adjustments and eliminations	Continued Operations	Discontinued operations	Total
Statements of Financial Position
Property, plant and equipment	9,635,438	2,760,841	849,092	609,396	(6,198,140)	(8,496)	7,648,132	75,587	7,723,719
Intangible assets	2,988,836	3,983,683	617,581	691,762	(3,486,260)	-	4,795,603	83,168	4,878,771
Loans and long term-debt net of cash and cash equivalents	(5,398,758)	(602,999)	(231,385)	(1,233,879)	3,000,879	-	(4,466,142)	83,335	(4,382,807)
Other assets and liabilities, net	2,823,274	349,867	(35,045)	9,962,074	(1,586, 571)	(10,457,186)	1,056,414	78, 338	1,134,752
Total assets (net of liabilities) allocated per segment	10,048,790	6,491,392	1,200,243	10,029,353	(8,270,091)	(10,465,682)	9,034,005	320,428	9,354,433
Total assets	17,687,713	14,812,700	2,025,377	22,092,543	(16,250,206)	(17,988,682)	22,379,446	376,888	22,756,334
Income statement (3 months):
Net Sales	1,264,122	10,285,827	104,894	317,351	(5,774,975)	(71,602)	6,125,618	185,651	6,311,269
Domestic Market	646,162	10,285,827	104,894	317,351	(5,465,995)	(71,602)	5,816,638	185,651	6,002,289
External market	617,960	-	-	-	(308,980)	-	308,980	-	308,980
Gross profit	169,941	546,916	34,616	81,376	(358,429)	-	474,421	20,483	494,904
Selling, general and administrative expenses	(198,576)	(331,633)	(12,118)	(93,933)	265,105	-	(371,156)	(27,551)	(398,707)
Other income (expenses)	3,323	40,694	4,872	36,253	(22,009)	-	63,134	(71)	63,063
Financial result, net	(275,329)	(78,479)	711	(142,636)	176,904	-	(318,829)	6,559	(312,270)
Income tax and social contribution	143,829	(59,792)	(9,647)	99,022	(42,020)	-	131,393	(94)	131,299
Net income	(162,839)	113,090	18,041	2,569	24,875	(19,851)	(24,116)	(930)	(25,046)
Other selected data:
Additions to PP&E, intangible and biological assets (cash)	606,388	160,500	47,526	10,784	(383,444)	-	441,754	-	441,754
Depreciation and amortization (including biological assets noncash effect)	334,664	111,450	15,438	13,660	(223,057)	-	252,155	430	252,585

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

27.	Segment information (Continued)

a)	Segment information (Continued)

	2012
	Raízen Energia (*)	Raízen Combustiveis (*)	Cosan Alimentos	Rumo	Cosan other businesses	Elimination 50% of Raizen	Elimination	Consolidated
Balance sheet
Property, plant and equipment	9,658,979	2,779,641	45,973	879,469	730,707	(6,219,310)	(8,496)	7,866,963
Intangible	2,996,846	3,928,900	83,597	604,963	780,822	-	(3,462,873)	4,932,255
Loans and financing, net of cash and cash equivalents	(4,404,761)	(603,447)	29,834	(217,575)	(853,398)	2,504,104	-	(3,545,243)
Other Assets and Liabilities, net	1,839,138	252,124	142,455	(52,175)	9,462,380	(1,045,631)	(10,370,643)	227,648
Total Assets (net of liabilities) allocated by segment	10,090,202	6,357,219	301,859	1,214,682	10,120,511	(4,760,837)	(13,842,013)	9,481,623
Total Assets	19,979,070	11,559,239	408,966	2,029,954	16,038,721	(15,769,155)	(12,078,676)	22,168,119

	June 30th, 2011
	Raízen Energia (*)	Raízen Combustiveis (*)	Rumo	Cosan others business	Adjustments and eliminations	Total

Income statement (3 months):
Net Sales	1,637,328	5,129,792	140,953	241,126	(1,961,219)	5,187,980
Domestic Market	1,046,561	5,129,792	140,953	241,126	(1,961,220)	4,597,212
External market	590,768	-	-	-	-	590,768
Gross profit	352,302	188,863	46,827	88,609	(88,620)	587,981
Selling, general and administrative expenses	(258,449)	(167,771)	(9,043)	(73,542)	97,582	(411,223)
Gain of formation of Joint Ventures	-	-	-	2,871,217	-	2,871,217
Other income (expenses)	(10,365)	48,559	6,319	2,307	(24,798)	22,022
Financial result, net	43,646	23,988	4,850	(73,772)	12,499	11,211
Income tax and social contribution	(13,258)	(38,578)	(16,490)	(1,109,226)	(47,086)	(1,224,638)
Net income	112,179	70,655	31,982	2,175,655	(532,312)	1,858,159
Other selected data:				-
Additions to PP&E, intangible and biological assets (cash)	607,700	37,700	108,300	19,300	(64,300)	708,700
Depreciation and amortization (including biological assets noncash effect)	327,826	84,636	10,165	9,606	(128,616)	303,617

(*) The information of  Raízen Energia and Raízen Combustíveis represents 100% of the predecessor business, regardless of the fact that the Company  lost full control of business June 1, 2011 when the formation of JVs occured. The segment called Raízen Energia is basically the same information as in previous years for the segment called "CAA". The segment Raizen Combustíveis accounts  presents the former CCL segment with the exception of the Lubricants business. From June 1, 2011 it includes the fuel distribution business contributed by Shell to the JV.

All non-current assets of the Company are located in Brazil except for certain equity interests.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

27.	Segment information (Continued)

a)	Segment information (Continued)

Detailed net Sales per segment:

	04.01.2012 to 06.30.2012	04.01.2011 to 06.30.2011
Raízen Energia
Sugar	625,957	873,921
Ethanol	383,897	643,799
Cogeration	71,032	69,712
Others	183,236	49,897
	1,264,122	1,637,329
Raízen Combustíveis
Fuels	10,142,860	5,107,909
Others	142,967	21,883
	10,285,827	5,129,792
Rumo
Port lifiting	24,703	41,764
Logistics	77,712	96,128
Others	2,479	3,061
	104,894	140,953
Cosan – outros negócios
Lubrificants	265,725	241,126
Others	51,626	-
	317,351	241,126

Adjustments/eliminations	(5,846,576)	(1,961,219)
Total	6,125,618	5,187,980

b)	Net Sales per region

The percentage of net sales of the Raízen Energia segment by geographic area for the years ended are as follows:

	June 30, 2012	June 30, 2011
Brazil	50.45%	72.36%
Europe	34.32%	19.93%
Asia Southeast	5.48%	4.35%
Middle East and Asia	1.85%	0.99%
North America	4.11%	1.75%
Others	3.79%	0.62%
Total	100.00%	100.00%

The net sales from segments Raízen Combustíveis and Rumo are derived only from the domestic market (Brazil), with no revenue from foreign customers.

Cosan Limited
Notes to the consolidated financial statement
June 30, 2012
(In thousands of Reais, except otherwise stated)

27.	Segment information (Continued)

c)	Concentration of customers

Raizen Energia

There are several clients in this segment, one of which represents more than 10% of the segment net sales during 2012 and 2011-- the SUCDEN Group (15% and 25%, respectively).

Raizen Combustíveis

In this segment there are no clients that represent more than 10% of the net sales in 2012 and 2011.

Rumo

In 2012, 30% of the segment net sales were generated from sales to the Raizen Energia segment (33% in 2011).

Cosan Other Businesses

No customers or specific groups represent 10% or more of sales in 2012 and 2011.

28.	Subsequent Events

On July 2, 2012, the Company completed the acquisition of Comma Oil & Chemicals Limited (“Comma”) from Esso Petroleum Company, Limited (following a corporate reorganization). The acquisition price was £ 60 million, which part of it came from long term-debt, described Note 15. The acquisition of Comma by Cosan includes finished lubricants and chemicals manufacturing and sales to third parties; all assets located at Comma’s site in Kent, England; and ownership of the Comma trademarks and brands.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	August 9, 2012	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer